UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

QUARTERLY REPORT

January-March

2012

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-03-12	Δ%	31-03-11	31-12-11
Balance sheet (million euros)
Total assets	600,477	6.8	562,174	597,688
Customer lending (gross)	358,507	3.4	346,814	361,310
Deposits from customers	278,445	(1.8)	283,559	282,173
Other customer funds	151,350	5.4	143,615	144,291
Total customer funds	429,794	0.6	427,175	426,464
Total equity	41,361	9.2	37,881	40,058
Income statement (million euros)
Net interest income	3,597	13.3	3,175	13,160
Gross income	5,447	3.5	5,263	20,566
Operating income	2,862	(1.5)	2,904	10,615
Income before tax	1,423	(14.2)	1,659	3,770
Net attributable profit	1,005	(12.6)	1,150	3,004
Net attributable profit excluding one-offs (1)	1,005	(12.6)	1,150	4,015
Data per share and share performance ratios
Share price (euros)	5.97	(30.3)	8.56	6.68
Market capitalization (million euros)	29,257	(23.9)	38,447	32,753
Net attributable profit per share (euros)	0.20	(18.3)	0.24	0.64
Net attributable profit per share excluding one-offs (euros) (1)	0.20	(18.3)	0.24	0.85
Book value per share (euros)	8.44	(0.6)	8.49	8.35
P/BV (Price/book value; times)	0.7	(29.3)	1.0	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	9.9		12.8	8.0
ROE excluding one-offs (1)	9.9		12.8	10.6
ROTE (Net attributable profit/Average tangible equity)	12.6		16.9	10.7
ROTE excluding one-offs (1)	12.6		16.9	14.3
ROA (Net income/Average total assets)	0.79		0.95	0.61
ROA excluding one-offs (1)	0.79		0.95	0.79
RORWA (Net income/Average risk-weighted assets)	1.43		1.67	1.08
RORWA excluding one-offs (1)	1.43		1.67	1.40
Efficiency ratio	47.5		44.8	48.4
Risk premium	1.22		1.20	1.20
NPA ratio	4.0		4.1	4.0
NPA coverage ratio	60		61	61
Capital adequacy ratios (%)
Core capital	10.7		8.9	10.3
Tier I	10.7		9.8	10.3
BIS Ratio	13.2		13.0	12.9
Other information
Number of shares (millions)	4,903	9.2	4,491	4,903
Number of shareholders	976,922	6.0	921,650	987,277
Number of employees (2)	111,306	2.5	108,594	110,645
Number of branches (2)	7,466	0.7	7,412	7,457
Number of ATMs (2)	19,007	8.2	17,564	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1)	In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.
(2)	Excluding Garanti.

2	BBVA Group Highlights

Group information

Relevant events

The main highlights for the BBVA Group in the first quarter of 2012 are as follows:

•	High quality of earnings in the period.

•	Organic capital generation that enabled the 9% of core capital to be attained under the European Bank Authority (EBA) criteria and allows the Group to comply its recommendations in advance.

•	Positive news in the Group’s liquidity management.

•	Stability of the asset quality indicators.

In terms of earnings, the main points to highlight over the quarter are as follows:

•	Strength of the earnings of a more recurring nature (net interest income and fees), which grew at a faster rate than operating expenses in the first quarter.

•

Other revenue performed well. Equity-accounted income reflects the favorable contribution of China Citic Bank (CNCB), net trading income (NTI) performed better than in the previous two quarters, and the insurance business maintained its positive performance.

•

Stabilization of costs compared to the previous quarter, since the greatest investment effort was carried out in previous periods. The efficiency ratio closed March at 47.5% (48.4% as of December 2011).

•

To sum up, generation of high quality net attributable profit thanks to recurring earnings, which totaled €1,005m. This figure is very much in line with the quarterly average of earnings excluding one-offs over 2011.

In terms of solvency, the organic generation of earnings over the first three months of 2012 has enabled the EBA capital recommendations to be attained prior to their June 30, 2012 deadline. BBVA closed the quarter with 9% of core capital according to EBA criteria, 10.7% under Basel II. It should be noted that the Group was able to comply with this recommendation without having to sell any strategic assets, without having to resort to public aid and, finally, without modifying shareholder remuneration.

The liquidity position also improved in the period and in the financing structure of the euro balance sheet. With regards to the first, BBVA reopened the markets with its successful issue of

€2,000m of 18 months senior debt. Its high demand (1.5 times the amount issued) allowed for a reduction in its price. The high number of buyers (approximately 260, of which 80% were not Spanish) shows the international investment community’s confidence in BBVA. In the second case, the European Central Bank (ECB) 3 year liquidity auction has enabled the swap of collateralized financing instruments from short term to long term.

In terms of asset quality, the stability of the main risk indicators was especially noteworthy: risk premium at 1.22% (versus 1.20% in 2011), NPA ratio at 4.0% (same level as at the end of 2011 and 4.1% as of March 2011) and coverage ratio at 60% (61% in both December and March 2011).

Another relevant topic in the quarter was the implementation, on February 3, 2012, of Royal Decree-Act 02/2012 whose aim is to successfully restructure the Spanish financial system, reactivate the real estate industry and the credit supply and, as a result, increase confidence and access to the capital markets of the country’s banking sector. The primary measures of the Royal Decree-Act are focused on increasing banks’ provisions and capital requirements in proportion to the real estate assets owned by each financial entity, and on making available mechanisms to support the sector’s consolidation process that is already underway. Specifically for BBVA, the estimated additional need for loan-loss provisions net of taxes would total €1.5bn, should the price decline forecasted in the Royal Decree-Act materialize.

Furthermore, Unnim Banc (Unnim) was acquired at the auction managed by the Ordered Banking Restructuring Fund (FROB). Unnim is the result of the merger of three Catalan savings banks, or cajas, (Manlleu, Sabadell and Terrassa), which operate primarily in Catalonia, one of the most economically prosperous and dynamic autonomous communities of Spain. The transaction, where risk is ring-fenced, will allow BBVA to progress strongly into this region and attain a market share that is more in line with its average market share throughout the country. The effects of the integration should be visible throughout the second half of 2012.

Other topics worth highlighting include:

•

The Group launched a new website for shareholders and investors, which has resulted in an improvement in transparency, a substantial increase in financial information and improved accessibility and user friendliness.

•	BBVA was awarded for its technological advances in 2011 by AFSM, the International Association made up of directors of Technology Services from various companies and institutions.

Relevant events	3

Finally, the most important aspects of the business areas can be summarized as follows:

•

Spain continues to be immersed in a process of financial deleveraging as a result of the country’s current situation. In this context, and with falling interest rates, there was positive price management. The latter is the result of the ECB liquidity auction and the ongoing consolidation of the financial system. In summary, the liquidity gap and the customer spread in the area improved, resulting in a positive impact on the evolution of net interest income. Other revenue decreased due to the increased contribution to the Deposit Guarantee Fund (DGF). Costs remain closely in check and impairment losses on financial assets went up due to the impact of the deterioration of the economy. Despite the above, the area continues to generate earnings: €229m in the first quarter of 2012.

•

Eurasia progressed favorably thanks to the growing contribution of the stake in CNCB and the strong performance of Garanti, which as of December 2011, became the leading Turkish bank in terms of earnings and profitability. As a result, profits posted between January and March 2012 rose to €299m, 51.7% higher than in the previous year.

•

Mexico maintained its sound earnings from recent quarters. This positive performance is based on increased business, primarily from the retail portfolio and, specifically, from those segments with greater loyalty. Moreover, customer funds are focused on lower-cost products, putting price before volume. This allows for an increase in the customer spread and, therefore, the net interest income, which rose 9.4% over the last year at constant exchange rates. Positive evolution of other revenue, containment in the year-on-year growth of operating expenses and stability of the risk premium. As a result of the above, the net attributable profit for the area for the first part of the year was €430m, representing a year-on-year rise of 3.6% at constant exchange rates.

•

South America continues to increase its earnings and is again the area with the greatest growth. This trend is the result of the dynamic activity, excellent price management, improved credit quality indicators and the positive performance of the pension and insurance businesses in the region. This, which is widespread in all the countries, enables the Group to continue with its expansion and growth plans, as well as to register a net attributable profit of €370m in the quarter for a year-on-year increase of 27.1%.

•

In the United States, there was again growth in the target portfolios and, therefore, a new improvement in the loan-book mix. In terms of customer funds, those of lower-cost performed well. Additionally, excellent price management in a context of very low interest rates with a flatter curve, together with the sound evolution of fees, despite the legal restrictions that took effect in 2011 and their negative impact on the year-on-year comparison. This was combined with the cost control and the significant improvement in asset quality, which substantially reduce the risk premium. As a result, in the first three months of 2012, the United States generated a net attributable profit of €115m, 15.6% up on the same figure for the previous year.

The economic background

In the first quarter of 2012, there were, once again, major regional differences in terms of economic activity evolution. As a whole, the world economy continued to be strong, primarily due to the boost from emerging regions. Another factor was the easing of financial market tensions, especially in Europe, though the uncertainty regarding the fiscal consolidation process and the restructuring of the financial system remains.

The European economy and the measures adopted by its authorities have again set the pace for the markets over the quarter. Greek’s second bailout was carried out, and at the same time, the fiscal treaty was approved. This treaty ratifies the commitments of the various European countries to fiscal consolidation and growth and has reinforced the capacity of the European stability fund. In addition, the ECB continues with its long-term liquidity support measures in order to reduce the uncertainty regarding the European financial system. Finally, in the peripheral countries, particularly in Italy and Spain, structural reforms have been adopted and these have been very well received by European institutions and the markets, though the uncertainties regarding those countries have also remained high. Even so, the European economy appears to have improved its tone with respect to the last three months of 2011, with a GDP that remains at levels similar to the previous quarter.

Interest rates

(Quarterly averages)

	2012	2011
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	1.00	1.28	1.50	1.25	1.00
Euribor 3 months	1.04	1.49	1.54	1.44	1.10
Euribor 1 year	1.67	2.05	2.00	2.13	1.74
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.78	4.80	4.81	4.85	4.85

4	Group information

In the United States, the outlook has improved slightly after the publication of data that was more positive than expected. This is especially the case for the job market indicators that, though they do not reflect a strong recovery, do show significant job creation and a slight reduction in the unemployment rate. However, activity in the United States is also depressed by the deleveraging process of households and the weakness of the real estate market. The improved outlook has also been based on the publication of stress tests on the financial system, which yielded acceptable results in the event of a very adverse situation.

South America has continued to grow strongly in the first quarter of 2012 due to the buoyant domestic demand and a relative improvement of various factors of the international economic outlook, especially in the increase of commodity prices. Nevertheless, the rise in oil prices will be reflected in an upward pressure on inflation, particularly in those countries whose central banks have set inflation targets (including Peru, Chile and Colombia). The above, therefore, will lead those central banks to remain biased toward a less lax monetary policy.

In Mexico, economic activity shows stronger growth than at the end of 2011. Inflation remained slightly below 4% in March, lower than expected just a few months ago, thus consolidating the monetary policy outlook of stable reference rates.

In China, the economy continues to show signs of a mild slowdown consistent with a scenario of re-balance. The strength of its foreign sector has diminished, in part as a result of the decreased demand of the advanced economies, while inflation has been moderated, which leaves room for action by the authorities in the event the slowdown should intensify.

Finally, Turkey’s economic activity maintains its dynamism although, it remains exposed to Europe’s financial tensions and the high oil prices that hinder the correction of its foreign balance.

With respect to exchange rates, there was general appreciation over the quarter in the average exchange rates of those that most influence the Group’s financial statements. This same trend was also seen in year-on-year terms, though to a lesser extent than in the quarter and with the exception of the Mexican and Argentine pesos and the Turkish lira. Regarding the final exchange rates in the first quarter of 2012, it is worth noting that the Mexican, Chilean and Colombian currencies appreciated while the rest of the currencies relevant to the Group depreciated. When comparing the dollar fixing rates of one year ago, all currencies except the Mexican peso and the Turkish lira appreciated. To sum up, the impact on the balance sheet, activity and earnings is slightly positive in both quarterly and year-on-year terms.

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-03-12	Δ% on 31-03-11	Δ% on 31-12-11	1Q12	Δ% on 1Q11
Mexican peso	17.0221	(0.6)	6.0	17.0195	(3.0)
U.S. dollar	1.3356	6.4	(3.1)	1.3108	4.4
Argentinean peso	5.8436	1.1	(4.7)	5.6891	(0.4)
Chilean peso	654.02	4.7	3.2	641.44	2.7
Colombian peso	2,380.95	12.0	5.5	2,358.49	9.0
Peruvian new sol	3.5620	12.1	(2.1)	3.5160	8.1
Venezuelan bolivar fuerte	5.7360	6.4	(3.1)	5.6295	4.4
Turkish lira	2.3774	(7.7)	2.8	2.3556	(8.3)
Chinese yuan	8.4089	10.6	(3.0)	8.2692	8.9

Relevant events	5

Earnings

In the first quarter of 2012 the BBVA Group had a net attributable profit of €1,005m. The most significant aspect of this result is its high quality:

•

The most recurring revenue (net interest income plus fee income) was up for the fifth quarter in a row, thanks to the customer-centric focus, retail business model and geographical diversification of the BBVA Group’s customers and products.

•

Net interest income has performed very positively thanks to excellent price management in all the geographical areas and the strength of activity in emerging markets. In addition, the euro balance sheet was favored by a reduction in finance costs and the fall in interest rates.

Net attributable profit

(Million euros)

(1)	At constant exchange rates: -12.8%.
(2)	Excluding one-offs.

Consolidated income statement: quarterly evolution

(Million euros)

	2012	2011
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,597	3,485	3,286	3,215	3,175

Net fees and commissions	1,216	1,136	1,143	1,167	1,114
Net trading income	367	416	(25)	336	752
Dividend income	27	230	50	259	23
Income by the equity method	193	207	150	123	121
Other operating income and expenses	47	42	22	62	79

Gross income	5,447	5,515	4,627	5,162	5,263

Operating costs	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(232)	(227)	(216)	(208)	(196)

Operating income	2,862	2,863	2,166	2,683	2,904

Impairment on financial assets (net)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(131)	(182)	(94)	(83)	(150)
Other gains (losses)	(222)	(1,718)	(166)	(154)	(71)

Income before tax	1,423	(375)	1,002	1,484	1,659

Income tax	(250)	368	(95)	(189)	(369)

Net income	1,173	(7)	907	1,295	1,290

Non-controlling interests	(168)	(132)	(103)	(106)	(141)

Net attributable profit	1,005	(139)	804	1,189	1,150

Net one-offs (1)	—	(1,011)	—	—	—

Net attributable profit (excluding one-offs)	1,005	872	804	1,189	1,150

Basic earnings per share (euros)	0.20	(0.03)	0.17	0.25	0.24

Basic earnings per share excluding one-offs (euros) (1)	0.20	0.18	0.17	0.25	0.24

(1)	In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

6	Group information

Consolidated income statement

(Million euros)

	1Q12	Δ%	Δ% at constant exchange rates	1Q11
Net interest income	3,597	13.3	12.5	3,175

Net fees and commissions	1,216	9.1	8.2	1,114
Net trading income	367	(51.2)	(51.6)	752
Dividend income	27	16.6	15.6	23
Income by the equity method	193	60.1	60.1	121
Other operating income and expenses	47	(40.2)	(34.5)	79

Gross income	5,447	3.5	2.9	5,263

Operating costs	(2,585)	9.6	8.6	(2,359)
Personnel expenses	(1,379)	8.0	7.1	(1,276)
General and administrative expenses	(974)	9.8	9.1	(887)
Depreciation and amortization	(232)	18.2	16.5	(196)

Operating income	2,862	(1.5)	(1.8)	2,904

Impairment on financial assets (net)	(1,085)	6.0	5.9	(1,023)
Provisions (net)	(131)	(12.9)	(13.0)	(150)
Other gains (losses)	(222)	213.0	213.5	(71)

Income before tax	1,423	(14.2)	(14.7)	1,659

Income tax	(250)	(32.2)	(32.3)	(369)

Net income	1,173	(9.1)	(9.7)	1,290

Non-controlling interests	(168)	19.4	14.2	(141)

Net attributable profit	1,005	(12.6)	(12.8)	1,150

Net one-offs	—	—	—	—

Net attributable profit (excluding one-offs)	1,005	(12.6)	(12.8)	1,150

Basic earnings per share (euros)	0.20	(18.3)		0.24

Basic earnings per share excluding one-offs (euros)	0.20	(18.3)		0.24

•	Income from fees and commissions grew, despite the lower activity in Spain and the coming into effect in 2011 of regulatory limitations in some of the Group’s geographical areas.

•	NTI was at levels similar to those seen in the fourth quarter of 2011.

•	Equity-accounted income continues to rise thanks to the growing contribution from CNCB.

•

The heading other operating income and expenses continues to benefit from the positive performance of the insurance business in all the geographical areas, but also includes the increased allocations to the deposit guarantee funds in the different regions where BBVA operates.

•

Operating expenses increased at a slower pace than in previous quarters, as the biggest investment effort has already been made in previous periods, and their evolution has therefore started to be more in line with that of revenue.

•	Impairment losses on financial assets were at very similar levels to the average quarterly figure reported in 2011.

Net interest income

The Group’s cumulative net interest income through March 2012 amounted to €3,597m. This is a rise of 3.2% on the figure for the previous quarter and 13.3% compared with the same period the previous year. There was a rise in practically all the geographical areas. In the euro zone this rise is the result of lower finance costs, resulting, basically from the ECB liquidity auctions. In The Americas the improvement was

Earnings	7

the result of the excellent handling of spreads and the positive trend in activity. Finally, there is the effect from the change in perimeter due to the acquisition of Garanti in March 2011 that adds 4 percentual points to the growth.

Net interest income

(Million euros)

(1)	At constant exchange rates: +12.5%.

With respect to spreads over the quarter:

•

Customer spread in the euro area was up 19 basis points to 2.14%. The yield on loans was maintained (down 2 basis points to 3.52%) in an environment of falling interest rates. At the same time, the cost of funds fell 21 basis points to 1.39%, as the ECB auction mentioned above have, among other effects, reduced the competition for attracting liability products in the sector.

•

In Mexico interest rates continue flat and are expected to remain so for the whole year. Despite this, the positive performance in new production consumer finance and credit cards within the retail portfolio compensates partially this environment and brings the yield on loans in the area down only 10 basis points to 13.18%. The cost of deposits fell 18 points and closed March 2012 at 1.65%. As a result, customer spread improved by 8 basis points to 11.53%, while net interest income in Mexico was up 9.4% on the first quarter of 2011 at constant exchange rates.

Breakdown of yields and costs

	1Q12		4Q11		3Q11		2Q11		1Q11
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	4.0	0.94	3.9	0.99	3.8	1.19	3.6	1.25	3.7	1.30
Financial assets and derivatives	26.3	2.99	25.6	3.08	25.4	2.87	24.3	2.98	24.4	3.03
Loans and advances to credit institutions	4.2	2.01	4.3	2.24	4.4	2.88	5.3	2.35	4.5	2.23
Loans and advances to customers	58.6	5.72	59.3	5.76	59.7	5.62	60.3	5.42	61.2	5.24
Euros	36.0	3.52	37.2	3.54	38.4	3.50	39.2	3.31	40.0	3.25
Domestic	29.9	3.85	32.5	3.86	33.1	3.85	34.0	3.60	35.4	3.48
Other	6.1	1.91	4.8	1.39	5.2	1.31	5.2	1.41	4.6	1.43
Foreign currencies	22.6	9.23	22.1	9.48	21.3	9.44	21.1	9.33	21.3	8.98
Other assets	6.9	0.39	6.9	1.00	6.7	0.45	6.4	0.37	6.1	0.44

Total assets	100.0	4.29	100.0	4.41	100.0	4.29	100.0	4.19	100.0	4.12

Deposits from central banks and credit institutions	14.8	2.50	15.0	2.60	14.3	2.73	13.7	2.52	11.3	2.68
Deposits from customers	47.5	1.85	47.3	2.16	48.3	2.17	48.6	2.06	50.6	1.77
Euros	25.6	1.39	26.1	1.60	27.3	1.72	26.6	1.64	28.1	1.35
Domestic	15.8	1.68	15.9	1.75	16.6	1.75	17.7	1.80	17.7	1.73
Other	9.8	0.92	10.2	1.36	10.7	1.67	8.9	1.31	10.5	0.72
Foreign currencies	22.0	2.39	21.2	2.86	21.0	2.75	22.1	2.57	22.4	2.28
Debt certificates and subordinated liabilities	17.6	2.76	18.1	2.63	18.9	2.47	20.3	2.27	20.1	2.15
Other liabilities	13.3	1.03	12.8	1.14	11.7	0.99	10.7	1.02	11.1	1.29
Equity	6.9	—	6.8	—	6.8	—	6.7	—	6.9	—

Total liabilities and equity	100.0	1.87	100.0	2.04	100.0	2.02	100.0	1.92	100.0	1.77

Net interest income/Average total assets (ATA)		2.42		2.37		2.27		2.27		2.35

8	Group information

•

In South America, the year-on-year increase in the net interest income (+29.9%) at constant exchange rates can be explained by the strength of activity and by the excellent price management in a highly competitive environment.

•

In the United States, BBVA Compass spreads continue to improve, despite the current interest-rate environment, thanks to favorable price management. As a result, the net interest income remained similar to previous quarters (-1.7% over the quarter and -3.0% in the last 12 months, at constant exchange rates).

Net interest income/ATA

BBVA Group (Percentage)

Gross income

Income from fees and commissions performed positively, with a rise of 9.1% on the first quarter of 2011 to €1,216m. The expansion of activity in emerging countries, as well as the incorporation of Garanti, contributed very significantly to this result. It is worth noting that this good result came despite the coming into force in 2011 of regulatory limitations in some geographical areas and the economic weakness in developed countries.

NTI totaled €367m, a fall of 51.2% on the excellent first quarter of 2011, when the sales and valuations of some positions led to significant gains. Compared to the fourth quarter of 2011, NTI was down by 11.6%, due to the favorable interest-rate hedging operations recorded in the last three months of 2011.

Gross income net of NTI and dividends

(Million euros)

(1)	At constant exchange rates: +12.0%.

Gross income

(Million euros)

(1)	At constant exchanges rates: +2.9%.

The excellent results from CNCB have boosted the good performance of income by the equity method. This heading totals €193m, slightly down on the fourth quarter of 2011, but a year-on-year rise of 60.1%.

At €47m, the other operating income and expenses heading is similar to the figure reported in the fourth quarter of 2011, but a year-on-year fall if compared with the €79m of the first quarter of last year. Its main components were net income from the insurance business, which was up 9.4% over the same period, and the contributions to the different deposit guarantee funds, which increased a considerable 48.7% on the first quarter of 2011.

In conclusion, recurring revenue (net interest income plus income from fees and commissions) has grown quarter by quarter to €4,812m in the first quarter of this year and

Earnings	9

now accounts for 88.4% of gross income (81.5% 12 months earlier). Other revenue fell back 34.9% year-on-year due to the extraordinarily high NTI in the first quarter of 2011 and the increased current contributions to the different deposit guarantee funds. Both these elements are not offset by either the good performance in the insurance business or the growing contribution from CNCB. As a result, gross income amounted to €5,447m, a year-on-year increase of 3.5%.

Operating income

Between January and March 2012, operating expenses amounted to €2,585m. In other words, they have slowed their year-on-year increase to 9.6% (around 11% up in the first and fourth quarter of 2011). This is because the greater investment effort was made in previous quarters, basically in the emerging geographical areas. The above factors, combined with the good performance of mainly recurring revenue, meant that the efficiency ratio remained stable at 47.5% in the first quarter compared with 48.4% in 2011, and is still one of the lowest in the sector at a global level.

Operating costs

(Million euros)

(1)	At constant exchange rates: +8.6%.

Efficiency

Breakdown of operating costs and efficiency calculation

(Million euros)

	1Q12	Δ%	1Q11	2011
Personnel expenses	1,379	8.0	1,276	5,311

Wages and salaries	1,062	8.0	983	4,122
Employee welfare expenses	210	8.5	194	758
Training expenses and other	107	7.7	99	431

General and administrative expenses	974	9.8	887	3,793

Premises	223	9.3	204	849
IT	167	14.6	146	662
Communications	84	11.4	75	299
Advertising and publicity	92	7.3	86	378
Corporate expenses	22	1.4	22	106
Other expenses	279	6.7	261	1,140
Levies and taxes	106	15.3	92	359

Administration costs	2,353	8.8	2,163	9,104

Depreciation and amortization	232	18.2	196	847

Operating costs	2,585	9.6	2,359	9,951

Gross income	5,447	3.5	5,263	20,566

Efficiency ratio (Operating costs/Gross income, in %)	47.5		44.8	48.4

10	Group information

Number of employees (1)

(1)	Excluding Garanti.

Number of branches (1)

(1)	Excluding Garanti.

Number of ATMs (1)

(1)	Excluding Garanti.

Operating income

(Million euros)

(1)	At constant exchange rates: -1.8%.

Personnel expenses were down 1.8% on the fourth quarter of 2011, despite the slight increase in the number of employees in the quarter (up 0.6% to 111,306 people). The number of branches was up slightly from 7,457 at the close of December 2011 to 7,466, due to the increased numbers in Mexico and South America. The biggest increase in terms of units is once more in ATMs, at 213 more over the quarter to 19,007. The effort made by the Bank in unit numbers and in technology continues to be notable, as ATMs are considered one of the differentiating elements in its multichannel strategy.

To sum up, the quarterly operating income amounted to €2,862m and shows a high resilience when compared with the first quarter of 2011 (€2,904m) and the fourth quarter of 2011(€2,863m). This recurring and resilient generation of operating income has laid sound foundations that will enable the Bank to absorb comfortably the provisions it must make for additional deterioration in the value of its real estate assets.

Provisions and others

Impairment losses on financial assets were stable in the Group at €1,085m at the close of the first quarter. The higher volume in Spain (due to the current economic situation) was offset by

Impairment losses on financial assets

(Million euros)

(1)	At constant exchange rates: +5.9%.

Earnings	11

a lower amount in the United States and South America (due to the continued improvement in the loan book) and a stable evolution in Mexico. The indicators of credit quality, risk premium, NPA ratio and coverage ratio remain stable at the same levels as the last two years.

Provisions amounted to €131m, a year-on-year fall of 12.9% (down 28.2% over the quarter). They basically cover early retirement, other allocations to pension funds and transfers to provisions for contingent liabilities.

Finally, the heading other gains (losses) reported a negative €222m (-€71m in the first quarter of 2011). It includes the provisions made for real estate and foreclosed or acquired assets in Spain.

Net attributable profit

BBVA’s net attributable profit in the first quarter of 2012 was €1,005m. This is very similar to the average quarterly profits (excluding one-offs) reported in 2011 and of high quality, as explained above.

By business areas, all generated a positive profit: Spain contributed €229m, Eurasia €299m, Mexico €430m, South America €370m, and the United States €115m.

Earnings per share (EPS) amounted to €0.20 in the quarter, return on average total assets (ROA) reached 0.79%, return on equity (ROE) of 9.9% and return on equity excluding goodwill (ROTE) of 12.6%. These ratios mean BBVA continues to be one of the most profitable banks in its peer group.

Earnings per share (1)

(Euros)

(1)	Excluding one-offs.

ROA (1)

(Percentage)

(1)	Excluding one-offs.

ROE and ROTE (1)

(Percentage)

(1)	Excluding one-offs.

12	Group information

Balance sheet and business activity

BBVA closed the first quarter of 2012 with a balance sheet and activity that continue the trend of previous periods:

•	Stability. The Group’s balance sheet closed 31-Mar-2012 with €600 billion in total assets, a figure that is very similar to that as of 31-Dec-2011.

•	This stable performance is the result of gross customer lending practically maintained its year-end 2011 figures. The financial deleveraging of the Spanish economy is offset by the strength of the activity in the emerging countries.

•

Customer deposits decreased over the quarter. This is a due to the decrease in assets sold under repurchase agreement (repos), since the three year ECB auction has enabled the swap of collateralized financing instruments from short term to long term.

Consolidated balance sheet

(Million euros)

	31-03-12	Δ%	31-03-11	31-12-11
Cash and balances with central banks	24,873	8.1	23,002	30,939
Financial assets held for trading	71,208	23.2	57,801	70,602
Other financial assets designated at fair value through profit or loss	3,204	18.3	2,709	2,977
Available-for-sale financial assets	67,728	6.8	63,417	58,143
Loans and receivables	379,579	3.1	368,344	381,077
Loans and advances to credit institutions	27,609	(3.0)	28,465	26,107
Loans and advances to customers	348,964	3.4	337,590	351,900
Other	3,006	31.3	2,289	3,069
Held-to-maturity investments	10,268	11.2	9,230	10,955
Investments in entities accounted for using the equity method	5,913	33.3	4,435	5,843
Tangible assets	7,374	8.1	6,819	7,330
Intangible assets	8,550	(15.4)	10,101	8,677
Other assets	21,780	33.5	16,317	21,145

Total assets	600,477	6.8	562,174	597,688

Financial liabilities held for trading	49,308	43.8	34,290	51,303
Other financial liabilities at fair value through profit or loss	2,002	24.8	1,604	1,825
Financial liabilities at amortized cost	482,921	3.8	465,056	479,904
Deposits from central banks and credit institutions	99,101	44.8	68,430	92,503
Deposits from customers	278,444	(1.8)	283,559	282,173
Debt certificates	83,177	(5.5)	88,040	81,930
Subordinated liabilities	15,313	(15.5)	18,132	15,419
Other financial liabilities	6,886	(0.1)	6,895	7,879
Liabilities under insurance contracts	8,049	(1.0)	8,129	7,737
Other liabilities	16,835	10.7	15,215	16,861

Total liabilities	559,115	6.6	524,293	557,630

Non-controlling interests	2,022	28.2	1,577	1,893
Valuation adjustments	(2,577)	42.9	(1,803)	(2,787)
Shareholders’ funds	41,916	10.0	38,107	40,952

Total equity	41,361	9.2	37,881	40,058

Total equity and liabilities	600,477	6.8	562,174	597,688

Memorandum item:
Contingent liabilities	42,046	16.1	36,229	39,904

Balance sheet and business activity	13

•

Off-balance sheet funds performed well in the first quarter of 2012 thanks to improved market conditions. This has reinforced BBVA’s leading position in both Spain and Latin America in pension funds, the category with the greatest off-balance-sheet fund growth in the Group.

Loans and advances to customers

As of 31-Mar-2012, gross customer lending closed at €358 billion, with a 3.4% year-on-year rise, but a slight 0.8% fall on the previous quarter.

By business areas, the geographic disparity of recent quarters continues:

•

In South America, lending continues to grow significantly (up 24.2% year-on-year at constant exchange rates). This is the result of its excellent performance in practically all countries in the region, in which retail portfolios are extremely buoyant.

•

In Mexico, lending grew 7.5% over the same period (also at constant exchange rates). It is worth noting the significant increase in the most profitable segments, such as loans to small businesses, consumer finance and credit cards.

•

In the United States, lending has been flat over the last year (down 0.6%) as a result of decreased exposure to the developer sector. On the other hand, the target portfolios (commercial and residential real estate) continue to increase, leading to a new improvement in the loan-book mix and, therefore, of the area’s asset quality.

Customer lending (gross)

(Billion euros)

(1)	At constant exchange rates: +23%.

Customer lending

(Million euros)

	31-03-12	Δ%	31-03-11	31-12-11
Domestic sector	189,742	(2.0)	193,675	192,442

Public sector	25,877	1.6	25,459	25,509
Other domestic sectors	163,865	(2.6)	168,216	166,933
Secured loans	98,367	(5.8)	104,391	99,175
Commercial loans	5,652	(6.3)	6,032	6,620
Financial leases	4,714	(14.2)	5,493	4,955
Other term loans	42,430	(4.0)	44,180	41,863
Credit card debtors	1,576	27.5	1,236	1,616
Other demand and miscellaneous debtors	1,581	(42.3)	2,741	2,939
Other financial assets	9,547	130.5	4,142	9,766

Non-domestic sector	152,885	10.8	137,930	153,222

Secured loans	61,386	23.1	49,887	60,655
Other loans	91,499	3.9	88,043	92,567

Non-performing loans	15,880	4.4	15,210	15,647

Domestic sector	11,101	3.6	10,711	11,042
Non-domestic sector	4,779	6.2	4,499	4,604

Customer lending (gross)	358,507	3.4	346,814	361,310

Loan-loss provisions	(9,458)	2.5	(9,224)	(9,410)

Customer lending (net)	349,049	3.4	337,590	351,900

14	Group information

•	Lending in Eurasia was up 2.2% thanks to the positive contribution from Garanti.

•	Finally, lending fell 1.7% in Spain due to the abovementioned financial deleveraging process, which picked up speed in the first quarter of 2012.

To conclude, the domestic sector fell back 2.0% over the last twelve months, with generalized decreases in practically all portfolios, especially those linked to the companies sector. However, the non-domestic sector grew strongly (up 10.8% year-on-year).

Finally, non-performing loans have remained stable since December 2009.

Customer funds

(Billion euros)

(1)	At constant exchange rates: -1.1%.

Customer funds

As of 31-Mar-2012 total customer funds amounted to €430 billion, with only slight year-on-year and quarter-on-quarter increases of 0.6% and 0.8%, respectively.

On-balance sheet customer funds were down 1.8% year-on-year to €278 billion. This decrease resulted from the reduction of time deposits both in the domestic sector (less need for deposit gathering, issuance of promissory notes and prioritization of price management) and the non-domestic sector (focus on lower-cost customer funds). However, current and savings accounts increased in all geographical areas, with a special emphasis on the non-domestic sector. This performance has a positive impact on both the composition of the liabilities and the reduction of their cost. The declining performance during the quarter is explained by the swap of collateralized financing instruments from short term to long term due to the three year ECB auction.

Off-balance-sheet customer funds were up 5.4% over the year and 4.9% over the quarter to €151 billion as of 31-Mar-2012. This growth was

Customer funds

(Million euros)

	31-03-12	Δ%	31-03-11	31-12-11
Deposits from customers	278,445	(1.8)	283,559	282,173

Domestic sector	130,240	(4.7)	136,666	136,519
Public sector	23,219	(6.7)	24,894	28,302
Other domestic sectors	107,021	(4.3)	111,772	108,217
Current and savings accounts	43,589	1.9	42,790	44,215
Time deposits	49,312	(3.1)	50,913	49,105
Assets sold under repurchase agreement and other	14,119	(21.9)	18,069	14,897
Non-domestic sector	148,205	0.9	146,894	145,655
Current and savings accounts	88,406	19.4	74,056	85,204
Time deposits	54,360	(19.0)	67,106	53,399
Assets sold under repurchase agreement and other	5,438	(5.1)	5,731	7,051

Other customer funds	151,350	5.4	143,615	144,291

Mutual funds	40,162	(3.1)	41,430	39,294
Pension funds	84,850	11.7	75,981	78,648
Customer portfolios	26,338	0.5	26,204	26,349

Total customer funds	429,794	0.6	427,175	426,464

Balance sheet and business activity	15

Other customer funds

(Million euros)

	31-03-12	Δ%	31-03-11	31-12-11
Spain	50,853	(4.5)	53,228	50,399

Mutual funds	19,747	(9.7)	21,874	19,598
Pension funds	17,590	3.2	17,042	17,224
Individual pension plans	10,066	1.9	9,876	9,930
Corporate pension funds	7,524	5.0	7,166	7,294
Customer portfolios	13,517	(5.6)	14,312	13,578

Rest of the world	100,496	11.2	90,387	93,892

Mutual funds and investment companies	20,415	4.4	19,556	19,697
Pension funds	67,260	14.1	58,939	61,424
Customer portfolios	12,822	7.8	11,892	12,771

Other customer funds	151,350	5.4	143,615	144,291

attained thanks to the improved performance of the markets in the first three months of 2012, which has had a favorable impact above all on the assets under management in pension funds (up 11.7% in the year and 7.9% in the quarter). Pension funds were up in the rest of the world (14.1% year-on-year and 9.5% over the quarter) and, to a lesser extent, in Spain (3.2% year-on-year and 2.1% over the quarter). In contrast, mutual funds fell 3.1% over the last 12 months, despite their improved performance over the quarter (up 2.2%). Their overall decrease can be explained by the reduction in Spain, though the assets under management in this country showed greater stability in the last quarter. In the rest of the world, mutual funds rose 4.4% on the figure for 31-Mar-2011 and 3.6% on the close of 2011.

Statement of changes in equity

BBVA’s equity as of 31-Mar-2012 totaled €41,361m, representing a year-on-year increase of 9.2% and a quarter-on-quarter increase of 3.3%. This performance is explained by the organic generation of earnings over the period and the implementation of the Dividend Option.

16	Group information

Capital base

The main highlight in the first quarter of 2012 was compliance with the EBA capital recommendations, which means a core capital ratio of 9% according to the EBA criteria. The outstanding pending amount as of December 2011 of approximately €1,000m, equivalent to 30 basis points, has been attained through organic generation of capital, as communicated at the time. It should be noted that the Group was able to comply without having to sell any assets, without having to resort to public aid, and without any variation in the current dividend policy.

The capital base according to Basel II criteria stood at €43,531m, 1.0% up on the figure at the close of 2011. The increase, as explained above, was attained through organic generation of capital via earnings.

Risk-weighted assets (RWA) amounted to €329,557m, and remain at the levels of December 2011, like total Group assets.

Regarding the components of the capital base, as of 31-Mar-2012 core capital stood at €35,290m, an increase of €1,129m over the quarter, and a ratio of 10.7%, comparing favorably with the figure of 10.3% in December 2011. Tier I capital is evolving in the same direction as core capital and also stood at 10.7% as of 31-Mar-2012.

Other eligible capital (Tier II) totaled €8,241m, a slight decrease from the figure in December 2011 due to the greater value of investments and the lower balance of unrealized gains.

Core ratio evolution following

EBA criteria

Core capital evolution (BIS II Regulation) (Million euros and percentage)

Capital base (BIS II Regulation)

(Million euros)

	31-03-12	31-12-11	30-09-11	30-06-11	31-03-11
Core capital	35,290	34,161	29,628	28,773	28,452
Capital (Tier I)	35,290	34,161	32,053	31,435	31,214
Other eligible capital (Tier II)	8,241	8,609	9,067	9,814	10,246
Capital base	43,531	42,770	41,120	41,249	41,460
Risk-weighted assets	329,557	330,771	325,458	321,282	319,044
BIS ratio (%)	13.2	12.9	12.6	12.8	13.0
Core capital (%)	10.7	10.3	9.1	9.0	8.9
Tier I (%)	10.7	10.3	9.8	9.8	9.8
Tier II (%)	2.5	2.6	2.8	3.1	3.2

Capital base	17

Finally, the BIS ratio as of March 31 stood at 13.2% (12.9% as of 31-Dec-2011).

Ratings

In the first quarter of 2012, the rating agencies have been active with their ratings of BBVA. In February, Standard & Poor’s and Fitch downgraded their respective ratings to A from A+, and in both cases maintained the negative outlook. These actions were associated with prior downgrades of sovereign debt. Moody’s has maintained its rating of BBVA under review for a possible downgrade since February, as it is doing with the European banks as a whole. This review is expected to end sometime in the second quarter of 2012. In any event, the agencies continue to highlight the strength and resilience of BBVA’s fundamentals. BBVA’s ratings as of April 2012 are shown in the following table.

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Aa3	P-1	B-	Negative
Fitch	A	F-1	a	Negative
Standard & Poor’s	A	A-1	—	Negative

18	Group information

Risk management

Credit risk

In the first quarter of 2012 the main indicators of the Group’s credit quality remained stable, thanks to geographical diversification and prudent risk management policies. This has also helped BBVA to maintain its credit quality parameters at better levels than those of its peers.

As of March 31 2012, the volume of total risks (including contingent liabilities) stood at €400,553m, a slight decrease on the figure at the close of 2011. Growing lending activity in emerging economies offset the decrease in lending in Spain due to the deleveraging process underway in the country.

Non-performing assets stood at €16,096m as of 31-March-2012, compared with €15,866m at the close of 2011. The slight increase is mainly due to the higher NPA ratio in Spain, a slight negative impact from exchange rates and

Non-performing assets

(Million euros)

Credit risk management (1)

(Million euros)

	31-03-12	31-12-11	30-09-11	30-06-11	31-03-11
Non-performing assets	16,096	15,866	15,970	15,790	15,528
Total risks	400,553	400,709	390,723	391,380	383,043
Provisions	9,726	9,688	9,503	9,576	9,490
Specific	6,666	6,471	6,584	6,485	6,516
Generic and country-risk	3,061	3,218	2,919	3,090	2,974
NPA ratio (%)	4.0	4.0	4.1	4.0	4.1
NPA coverage ratio (%)	60	61	60	61	61

(1)	Including contingent liabilities.

Variations in non-performing assets

(Million euros)

	1Q12	4Q11	3Q11	2Q11	1Q11
Beginning balance	15,866	15,970	15,790	15,528	15,685

Entries	3,092	3,610	2,918	3,713	2,804
Recoveries	(1,882)	(2,752)	(1,874)	(2,484)	(1,882)

Net variation	1,210	858	1,044	1,229	922

Write-offs	(1,006)	(1,138)	(876)	(939)	(1,140)
Exchange rate differences and other	26	176	12	(28)	61

Period-end balance	16,096	15,866	15,970	15,790	15,528

Memorandum item:
Non-performing loans	15,880	15,647	15,689	15,515	15,210
Non-performing contingent liabilities	216	219	281	275	319

Risk management	19

stricter regulatory framework in Mexico. In terms of variations in NPA over the quarter, both gross additions to NPA and recoveries were below the quarterly average of the previous year, and the ratio of recoveries to gross additions to NPA stood at 60.9%.

Recoveries over entries to NPA

(Percentage)

As a result, the Group’s NPA ratio ended the first quarter of 2012 at 4.0%. The figures vary by business area. The ratio increased slightly in Spain (4.9% compared with 4.8% at the close of 2011) and in Mexico (3.8% as of 31-Mar-2012 compared with 3.7% as of 31-Dec-2011). In contrast, the NPA ratio fell in the United States to 3.2% (3.5% as of 31-Dec-2011) thanks to a renewed improvement in asset quality in the area. Finally, in South America and Eurasia the ratio remains at historically low levels (2.3% and 1.6% respectively at the close of March 2012).

Allowance for loan losses for customer risk amounted to €9,726m as of 31-Mar-2012. Of this figure, collective determined provisions and country risk provisions accounted for €3,061m and represent 31.5% of the total.

Finally, the NPA coverage ratio closed 31-Mar-2012 at 60%. By business areas, the

NPA and coverage ratios

(Percentage)

figures for Spain and South America were practically the same as for December 2011 (43% and 141% respectively). United States improved to 75% and Eurasia and Mexico fell to 114% and 116% respectively.

Reform of the Spanish financial system

BBVA’s exposure to the real estate segment subject to Royal Decree-Law 02/2012 was €22,089m (out of which 63% are developer loans and 37% are foreclosed assets). With regards to the developer loans they represent 7% of all domestic lending, compared with the average of 18% in the Spanish financial system.

By the status of assets, 63% are classified as problematic (26% NPL, 15% substandard and 59% foreclosed assets) and 37% are performing loans.

The breakdown of the developer loans by type of assets is: 49.4% finished housing, 16.0% housing under development, 26.2% land and 8.5% are other assets, including those with personal guarantee.

Detail of real estate developers lending

(Million euros)

	31-03-12	% Weighting	31-03-11	% Weighting	Absolute variation
With collateral	12,667	91.5	15,053	92.7	(2,386)
Finished properties	6,831	49.4	7,698	47.4	(867)
Construction in progress	2,216	16.0	3,010	18.5	(794)
Land	3,620	26.2	4,345	26.8	(725)
Without collateral and other	1,173	8.5	1,182	7.3	(9)

Total	13,840	100.0	16,235	100.0	(2,395)

20	Group information

Coverage of real estate developers exposure

(Million euros at 31-03-12)

	Risk amount	Shortfall over collateral (1)	Provision	% Coverage over shortfall	% Coverage over risk
NPL	3,745	1,718	1,004	58	27
Substandar	2,053	866	260	30	13
Collective determined provision			449

Total	5,798	2,584	1,713	66	30

(1)	Shortfall over updated collateral values and additional haircut established by the Bank of Spain regulation.

Foreclosures and asset purchases

(Million euros at 31-03-12)

	Gross amount	Provision	% Coverage	Net amount
From real estate developers	5,452	1,898	35	3,554
From Dwellings	1,644	467	28	1,177
Other	1,153	475	41	678

Total	8,249	2,840	34	5,409

Economic capital

Attributable economic risk capital (ERC) (1) consumption amounted to €27,984m as of the close of March 2012, an increase of 0.4% on the figure for December 2011.

As is to be expected from BBVA’s profile, the largest allocation to ERC (63.4%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. There has been a fall of 2.3% since the end of 2011, focused above all in the United States and Spain.

Equity risk, which refers basically to the portfolio of holdings in industrial and financial companies and the stake in CNCB, increased by 0.8% on the figure at the close of December, but maintains its weight in ERC practically unchanged, at 11.1%.

Structural balance-sheet risk, originated in the management of structural interest-rate risk and exchange-rate risk, accounts for 7.1% of ERC, and was up 11.5% on the figure for 31-Dec-2011.

Market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, increased its relative weight in the quarter to 2.3%.

Finally, operational risk was stable (6.9% of total ERC), while fixed-asset risk was up over the quarter by 10.7% to 8.0% of total ERC.

(1)	The growth rates presented here are calculated on a comparable basis against the close of December 2011 (€27,874m), including the annual effects of the updates carried out at the end of the year (Mexico, South America and United States) in the credit risk parameters and the revision of models for all other risks, as compared to the official figure published for the close of 2011 (€29,145m).

Risk management	21

The BBVA share

In the first quarter of 2012 the market has focused much of its attention on the liquidity injections by the ECB designed to ease pressure on European financial institutions. These measures appear to have been favorably received: they have pushed the Stoxx Banks index of the European banking sector up 12.7% since the end of the year, compared with the modest rise in the general equity market index for the same period (Stoxx 50: +3.8%). However, uncertainty around the macroeconomic environment in Europe has not dissipated, and the underlying risk in peripheral countries appears to remain, despite the reform processes announced in some of them, such as Spain.

BBVA’s results for the fourth quarter of 2011 have once more showed its ability to increase revenue in the different geographical areas in which it operates. Analysts have highlighted the Group’s outstanding recurrent and organic generation of earnings over the quarter. Other notable factors have been the stabilization of net interest income in Spain, the resilience of credit quality and the capacity to absorb the provisions for real-estate. Of particular note once more has been the quality of the results from Mexico. There has also been a favorable surprise in the profits from South America and Eurasia. BBVA’s position in terms of capital and liquidity continues to be very sound. This is very positively valued by the market, as it shows the Group’s ability to adapt to the increasingly demanding regulatory environment and maintain a stable dividend policy.

The BBVA share and share performance ratios

	31-03-12	31-12-11
Number of shareholders	976,922	987,277
Number of shares issued	4,903,207,003	4,903,207,003
Daily average number of shares traded	60,201,995	46,896,175
Daily average trading (million euros)	396	283
Maximum price (euros)	7.35	7.00
Minimum price (euros)	5.83	5.44
Closing price (euros)	5.97	6.68
Book value per share (euros)	8.44	8.35
Market capitalization (million euros)	29,257	32,753
Price/Book value (times)	0.7	0.8
PER (Price/Earnings; times)	7.1	10.9
Yield (Dividend/Price; %)	7.0	6.3

Against this backdrop, the BBVA share lost 10.7% over the quarter to €5.97 per share, with a market capitalization of €29,257m. This represents a price/book value ratio of 0.7, a P/E (calculated on the average profit for 2012 estimated by the consensus of Bloomberg analysts) of 7.1 and a dividend yield (also calculated according to the average dividend per share estimated by analysts for 2012 compared with the share price at March 31, 2012) of 7.0%. The drop experienced by BBVA was greater than that of the Ibex 35 index (down 6.5%) and contrasts with the trend in the European banking sector as a whole (Stoxx Banks up 12.7% and Euro Stoxx Banks up 7.6%), but in line with the overall figure for the banks that are traded on the Spanish stock market. This is because the uncertainty associated with sovereign risk appears to have influenced the sector in Spain and thus the BBVA share, which fell mainly in the second half of March.

The AGM held on March 16, 2012 and with a 64.5% participation, approved a final dividend of €0.12 per share, so total shareholder remuneration for 2011 amounts to €0.42 per share, the same amount as last year. This payment of €0.12 per share forms part of the system of flexible remuneration called the “Dividend Option.”

Finally, the new ordinary BBVA shares issued to cover the voluntary conversion on March 30 of Mandatory Subordinated Bonds issued last December began trading on April 4. The conversion reached 27.84% of the total amount of the Convertible Bond issue at a price of €6.047 per share, determined by the arithmetic mean of the closing prices of BBVA share over the five trading days prior to the conversion.

Share price index

(31-03-11=100)

22	Group information

Corporate responsibility

In the first quarter of 2012, the Corporate Responsibility (CR) area introduced a new program called the “Social Balance Sheet,” based on systems of feedback and dialog with the Bank’s stakeholders aligned with its strategic vision. The aim of this program is to create an inventory of BBVA’s social and economic impacts on the development of the communities in which it has a presence. These impacts are derived above all from its main financial activity, but also from the social programs it promotes. In line with this initiative, the annual CR information for 2011 includes innovative indicators that provide a better measure of the social impact of the Group’s activity, such as the number of people who live in homes financed by BBVA, the number of jobs created during the year by the Bank or the total amount paid to its suppliers. Additionally and in accordance with its integrated reporting model, the most relevant non-financial information for 2011 has been published in the Group’s Annual Report. Other CR highlights during this period are as follows:

Responsible Banking

Responsible Finance. Environmental Finance magazine named BBVA Best Finance House in North America, for its financing of renewable energies in 2011. This award is one of the most prestigious in the sector. It is granted on the basis of votes by promoters, advisors, lawyers, banks and other agents involved in the renewable energy industry. It recognizes the commitment, capacity and results achieved by BBVA in financing and giving expert advice on renewable energy projects.

Customer-centric Approach. The CR website bancaparatodos.com has been awarded a EURACERT AA accessibility label by the Web Accessibility Initiative (WAI) through Technosite, a company belonging to the FUNDOSA Group (the ONCE Foundation). This certificate guarantees that the website provides easy access to the greatest number of people, including those with disabilities or technological limitations.

Environment. BBVA once again took part in the “Earth Hour” campaign promoted by the environmental organization World Wildlife Fund (WWF). A total of 123 BBVA buildings and 424 branches in 220 cities in the 12 countries where the Group has its biggest presence turned off their lights as a sign of the Bank’s commitment to combating climate change. In line with this commitment, BBVA has also joined the “CDP Carbon Action” initiative, in which 35 institutional investors with total assets of 7.6 trillion dollars are already represented. Its aim is to urge companies to adopt direct measures to reduce greenhouse gas emissions.

Community Involvement

BBVA will allocate 1.9 million euros to support 202 community projects out of more than 2,600 proposed by its employees across Spain through the Territorios Solidarios (Territorial Solidarity) initiative set in motion by the Corporate Responsibility and Reputation area in Spain. The aim of the program is to bring its activity closer to the community and involve its employees in resource allocation. Additionally, during this quarter the “BBVA Suma” (BBVA makes a difference) project was launched. This digital platform provides collective funding for community projects. It offers users the chance of donating the sum of money they choose as often as they want, whether to large NGOs working in the most troubled and poorest countries in the world or to local projects that are vital for the development of the community in which they are located. With respect to boosting social enterprise, a total of 44 projects have already passed the first selection phase of the second edition of the Momentum Project. This program was launched last year by BBVA and ESADE, in partnership with the PwC Foundation, to train, advise and support 10 social enterprises and give them the tools they need to increase the reach of their activity.

BBVA in the Sustainability Indices

BBVA has a prominent position in the most important sustainability indices, with the following weighting at the close of the quarter:

Main sustainability indices in which BBVA participates

Weighting (%)
DJSI World	0.44
DJSI Europe	1.00
DJSI Eurozone	2.10
ASPI Eurozone Index	1.77
Ethibel Sustainability Index Excellence Europe	1.21
Ethibel Sustainability Index Excellence Global	0.78
MSCI World ESG Index	0.32
MSCI World ex USA ESG Index	0.63
MSCI Europe ESG Index	1.10
MSCI EAFE ESG Index	0.72
FTSE4Good Global	0.30
FTSE4Good Global 100	0.50
FTSE4Good Europe	0.72
FTSE4Good Europe 50	1.19

For more information and contact details, please visit www.bancaparatodos.com

Corporate responsibility	23

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and the risk premium.

In 2012 the main change in the reporting structure of the business areas of the BBVA Group has been the transfer to the United States of the assets and liabilities of a branch in Houston, which previously belonged to Mexico (BBVA Bancomer). This has been done taking into account the geographical nature of the Group’s reporting structure. In addition, other changes have been made that affect other areas and which owing to their irrelevant nature need no comment.

Thus, the composition of the business areas in 2012 is very similar to that existing in the previous year:

•

Spain, which includes: The retail network, with the segments of individual customers, private banking, and small businesses in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate and Investment Banking (C&IB), which includes activity with large corporations and multinational groups; Global Markets (GM), with the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

•

Eurasia, which includes business in the rest of Europe and Asia. Europe includes BBVA Portugal, Consumer Finance Italia and Portugal, the retail business of the branches in Paris, London and Brussels, the wholesale activity carried out in the region (excluding Spain) and Turkey (including the stake in Garanti). Asia includes all the retail and wholesale business in that continent and the stake in CNCB and CIFH.

•	Mexico: includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that also include eliminations and other items not assigned to the units.

Finally, the Corporate Activities area includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of headquarters with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In addition, supplementary information is provided of the global business (formerly called Wholesale Banking & Asset Management -WB&AM- and now Corporate & Investment Banking -C&IB-) carried out by the BBVA Group. This aggregate does not include the asset management business. Homogeneous products and risks, and common characteristics of the customers served, make this aggregate of businesses relevant to better understand the BBVA Group.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information by areas on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•

Capital: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk and fixed

24	Business areas

Recurrent economic profit by business area

(January-March 2012. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	452	158
Eurasia	284	142
Mexico	436	286
South America	296	203
The United States	72	(8)
Corporate Activities	(211)	(215)

BBVA Group	1,330	566

asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

•	Internal transfer prices: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that reflects the conditions and prospects of the financial markets in this area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•

Assignment of operating expenses: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross selling: in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group	Spain	Eurasia	Mexico	South America	The United States	Corporate Activities
1Q12
Net interest income	3,597	1,113	182	1,013	947	420	(78)
Gross income	5,447	1,633	534	1,450	1,366	599	(136)
Operating income	2,862	946	362	897	813	216	(371)
Income before tax	1,423	324	330	568	690	168	(657)

Net attributable profit	1,005	229	299	430	370	115	(438)

1Q11
Net interest income	3,175	1,110	103	955	694	415	(103)
Gross income	5,263	1,763	337	1,425	1,106	616	16
Operating income	2,904	1,064	245	905	637	241	(189)
Income before tax	1,659	674	222	584	502	133	(455)

Net attributable profit	1,150	478	197	428	279	95	(327)

The BBVA share	25

Spain

Income statement

(Million euros)

	Spain
	1Q12	Δ%	1Q11
Net interest income	1,113	0.2	1,110

Net fees and commissions	406	4.1	390
Net trading income	37	(78.7)	172
Other income/expenses	78	(14.0)	91

Gross income	1,633	(7.4)	1,763

Operating costs	(688)	(1.6)	(699)
Personnel expenses	(418)	(2.4)	(428)
General and administrative expenses	(245)	(0.3)	(246)
Depreciation and amortization	(24)	(0.6)	(24)

Operating income	946	(11.2)	1,064

Impairment on financial assets (net)	(613)	45.4	(422)
Provisions (net) and other gains (losses)	(8)	n.m.	31

Income before tax	324	(51.9)	674

Income tax	(95)	(51.3)	(195)

Net income	229	(52.1)	478

Non-controlling interests	—	—	—

Net attributable profit	229	(52.2)	478

Balance sheet

(Million euros)

	Spain
	31-03-12	Δ%	31-03-11
Cash and balances with central banks	4,689	38.9	3,376
Financial assets	66,829	20.6	55,409
Loans and receivables	223,008	(1.0)	225,177
Loans and advances to customers	204,339	(1.8)	208,099
Loans and advances to credit institutions and other	18,669	9.3	17,078
Inter-area positions	—	—	—
Tangible assets	891	(5.2)	940
Other assets	3,416	39.5	2,448

Total assets/Liabilities and equity	298,832	4.0	287,351

Deposits from central banks and credit institutions	56,315	83.7	30,652
Deposits from customers	113,580	(8.4)	123,936
Debt certificates	4,491	n.m.	81
Subordinated liabilities	5,612	4.3	5,379
Inter-area positions	44,837	(35.3)	69,306
Financial liabilities held for trading	45,896	42.3	32,259
Other liabilities	18,139	13.7	15,956
Economic capital allocated	9,963	1.8	9,783

26	Business areas

Spain highlights in the first quarter

•	Favorable positioning in the sector’s restructuring.

•	Increased financial deleveraging.

•	Revenue stability.

•	Cost containment.

Significant ratios

(Percentage)

	Spain
	31-03-12	31-12-11	31-03-11
Efficiency ratio	42.1	44.0	39.6
NPA ratio	4.9	4.8	4.8
NPA coverage ratio	43	44	43
Risk premium	1.16	0.78	0.79

Industry Trends

In the first quarter of 2012 the credit institutions operating in the Spanish market were under a great deal of pressure, mainly as a result of:

•	Weak economic growth, which is having a major impact on the business volumes of banking activity.

•	The necessary financial deleveraging process underway which in the first months of the year is taking place both in households and in companies, together with an environment of low credit demand.

•

A changing model: As a result of the economic situation, and particularly lower demand for credit, banks are focusing on management of liability products, particularly household savings, and on advisory.

•	Regulatory changes in the sector: The most important changes in the quarter are:

•

The coming into force of the new Royal Decree Law 02/2012, which aims to tackle one of the main elements affecting market confidence: the exposure of the financial system to the real-estate sector. The improvement in credibility and confidence in the sector promoted by the new law will require a major effort in terms of provisions and capital for the system over the whole year. This effort will not be the same for all the banks, and may lead to significant differentiation and a major acceleration in the restructuring process.

•

The approval by the Government of a Royal Decree to protect mortgage debtors without means. The Royal Decree is fundamentally based on a code of good banking practice, which banks can freely subscribe to.

•

Progress in restructuring in the sector, which could speed up in an environment of greater pressure from regulations and of increased impact on the income statements of the banks in the system. The main operations within this consolidation process in the quarter were:

•	The acquisition of Unnim by BBVA.

•	The acquisition of Banca Civica by Caixa.

•	The acquisition of Caja3 by Ibercaja.

Activity

Against this backdrop, BBVA continues to show strength that sets it apart from its peers and maintains its strategy of profitable growth in the segments with greatest customer loyalty.

Gross lending to customers was influenced by this environment of lower demand for solvent credit and closed as of 31-Mar-2012 at €209,076m, 2.4% down on the figure for 31-Dec-2011. However, the market share of household and company lending remains stable (according to the latest available data as of February 2012). This underlines BBVA’s commitment to its customers and its capacity to meet the demand for solvent credit.

With respect to asset quality, the main risk indicators remain stable and at levels that are clearly below the average in the sector, in line with previous quarters. The NPA ratio stood at 4.9% and the coverage ratio at 43% at the close of March 2012 (4.8% and 44%, respectively, at the close of December 2011).

The most stable customer funds under management performed particularly well (customer deposits and promissory notes). They stood at €109,618m as of 31-Mar-2012,

Spain	27

0.2% up on the figure posted the previous quarter. This is the result of a careful policy of attracting and renewing deposits, without losing the customer-centric approach and personalization.

The Group managed a total of €50,853m of off-balance-sheet funds in Spain at the end of March 2012, 0.9% up on the figure for 31-Dec-2011. Of this figure, mutual funds totaled €19,747m (up 0. 8% quarter-on-quarter), a market share of 15.2% of the system (according to the latest available figures for February 2012). Assets under management in pension funds amounted to €17,590m (up 2.1% in the quarter). The Group’s market share in Spain was 18.9% (December figures), maintaining BBVA in the leading position in the market.

Earnings

The following are the most important figures for earnings in the quarter:

•	Positive performance of the most recurring revenue (net interest income plus fee income):

•

Net interest income was €1,113m, a similar figure to the same period in 2011. This positive evolution is due to good management of spreads in a context of lower activity and low interest rates. Particularly notable was the maintenance of yield on loans and the cost of liabilities. The latter is the result of the ECB liquidity auctions and the ongoing consolidation of the financial system.

•	It was a good quarter for income from fees and commissions, which rose 4.1% year-on-year to €406m, particularly the recovery of C&IB revenue.

•

In other revenue there was a notable fall in NTI, which compares with an exceptionally high first quarter of 2011, a positive performance by the insurance business, and increased allocations to the Deposit Guarantee Fund (FGD).

•

As a result, gross income stood at €1,633m, down 7.4% year-on-year but up 12.8% over the quarter. This is significant, given that the current economic situation is very similar to that at the end of last year.

•	Operating expenses remained under control, with a year-on-year fall of 1.6% and an efficiency ratio of 42.1% at the end of March, an improvement on the figure of 44.0% in 2011.

•	Operating income was €946m, down 11.2% year-on-year but up 27.4% quarter-on-quarter.

•	Because the environment remains very difficult, a significant effort was made in the quarter in loan-loss provisions. Impairment losses on financial assets increased by 45.4% year-on-year.

•	Despite this, the area generated a net attributable profit in the first quarter of 2012 of €229m, higher than that obtained in the fourth quarter of 2011.

Highlights

•	BBVA announced the purchase of Unnim. This acquisition:

•	Has a great strategic meaning for the Bank, because it completes the franchise in Catalonia, where the market share is lower than the natural share in Spain.

•	Will add value once the BBVA business model is implemented.

•	Risk is ring-fenced, given that 80% of the losses derived from exposure to the developer sector and to real estate assets are covered through an asset protection scheme.

•	A new structure has been put in place for more specialized management of the SME sector, which numbers 240,000 customers with a volume of lending of €9,370m and customer funds of €5,212m.

Spain. Operating income

(Million euros)

Spain. Net attributable profit

(Million euros)

28	Business areas

•	Highlights in innovation include:

•

Deployment of the “contact-less” technology. BBVA announced that it would participate in the pioneering “Madrid Contact-less” project for non-contact payments. This system allows customers to carry out transactions of up to €20 by simply bringing a card close to a reader without signing or entering the PIN number. As part of the plan, and to make it easier to pay for taxis in Madrid, BBVA and Radiotelefono Taxi in Madrid have presented the new point-of-sale (POS) terminals that passengers can use to pay for taxis in the fleet with contact-less cards.

•

The development of “BBVA Contigo”, which is an innovative model of customer relations and remote management, for those people who need personalized advice as a complement to the use of remote channels.

•	Finally, highlights in corporate responsibility include:

•

The Territorios Solidarios (Solidarity Territories) project, through which BBVA supports social projects presented and voted for by the Group’s employees in Spain. In the first quarter of 2012, voting and selection took place on the solidarity projects. As a result, 202 projects received financial assistance of €1.9m in all, with a maximum of €10,000 for each project.

•	Adherence to the Code of Good Practices.

Retail and Commercial Banking

Retail banking managed a loan-book of €95,872m and customer deposits, including promissory notes, of €75,573m at the close of March 2012. The highlights for the quarter are detailed below:

•

BBVA maintained its market share in residential mortgage lending, in a market where new production fell significantly. BBVA’s new production was over 14% of the total in the sector, thanks to personalized and differentiated mortgage products that respond quickly and flexibly to demand. This new production came together with a spread increase of 26 basis points over the quarter.

•	In terms of consumer finance, accumulated new production as of 31-Mar-2012 stood at €270m, maintaining the share of stock at 10.7%.

•

Stable customer funds grew by €857m in the Retail Banking unit. Time deposits increased by €249m, with redemptions of over €6,000m, managed with significant success (retention rates of over 80%). The volume deposited in promissory notes increased by €716m over the quarter. In transactional accounts, the products on offer to attract payroll and pension deposits, as well as the Sin Comisiones en Cuenta y Tarjeta Gratis (No account fees and your card free) campaign, helped increase market share in payroll accounts by 39 basis points on the same month in 2011 and 38 basis points in pension accounts, to 9.3% and 10.0%, respectively (February data).

•

Assets under management in mutual funds increased over the quarter by €181m, helped by the price effect. With redemptions of guaranteed funds at €890m, the balances which were maintained in the funds were approximately 80%.

•	As for pension plans, the first quarter of 2012 ended (data as of March 27) with accumulated new production of €128.5m, an annual average increase of 30%.

•	Insurance savings plans also achieved a notable level of new production, with growth rates of around 60% on the same quarter in 2011, and accumulated new production (data as of March 27) of €256m.

•	In means of payment, the strategy of increasing customer loyalty through credit cards increased the activity rate of BBVA cards, from 36.4% in 2011 to 37.5% at the close of March 2012.

CBB manages lending of €87,389m and customer deposits including promissory notes totaling €19,787m. The support to Spanish companies continues to be a priority in 2012. The highlights of this unit in the quarter are given below:

•

BBVA has supported companies in this period mainly through two vehicles: through ICO lines, as well as collaboration with the Official Credit Institute (ICO) in the dissemination and development of ICO Directo, and with the European Investment Bank (EIB), through a new Sector Publico (public sector) line. This year, once again, BBVA has positioned itself as one of the most active banks in the distribution of the different ICO lines, with a market share of 13.1%, according to the latest available data in March.

•

Over the quarter CBB performed similarly to the previous year, thanks to positive price management and an increase in spreads on financing transactions. This has led to higher profitability, adjusted to the risk assumed.

Insurance maintained its positive trend, with written premiums for the quarter totaling €645m. This has been helped by the start of a campaign that improves the offer of Seguros Remunerados (remunerated insurance), with the aim of attracting new customers and rewarding the loyalty of existing ones. There was also the launch of a range of Miniseguros. These give customers the opportunity to be insured for only one euro per week, and in this way the customer base is extended.

The Premium Segment is organized into three customer levels: value customers, high-value added customers (over €300,000 in funds) and high-net-worth customers (over €2m). The first quarter was very positive, bearing in mind the current economic situation. There was a year-on-year increase of 1.9% in customer funds and 0.8% in customers (the latter figure as of 28-Feb-2012).

BBVA was named “Best Private Bank of 2011” by the prestigious financial magazine Inversion. This award is based on votes from the magazine readers. BBVA Patrimonios, SGIIC (Sociedad Gestora de Instituciones de Inversion Colectiva) continues in top position in the ranking of investment company managers, with assets under management of €2,878m in 293 SICAVs and over 42,000 shareholders.

Spain	29

Corporate & Investment Banking

From the activity point of view, the Banking and Corporate Finance (B&CF) unit within C&IB managed lending of €12,790m in Spain at the close of the quarter, 1.5% down on the figure 12 months earlier, and on-balance-sheet customer funds of €9,096m, up 35.4% on the same period in 2011. This unit continues to be highly focused on customers with greatest loyalty, profitability and credit quality.

The most significant aspects of earnings are as follows:

•	A positive trend in recurring revenue in the unit (net interest income plus fee income). In the first quarter of 2012 the figure was €241m, 10.0% above that for the same period in 2011.

•	The current economic situation, low level of business and fall in asset prices in general,

together explain the reduced NTI for the quarter, which compare with exceptional figures for the first three months of 2011, although they are a clear improvement on the figure for the last quarter of 2011.

•	As a result, the gross income of €265m is 23.6% down on the excellent first quarter of 2011. In the B&CF unit, gross income grew by 6.0% year-on-year.

•	A slowdown in the year-on-year growth in operating expenses (up 6.0%) compared to previous quarters. As a result, operating income was 33.3% down on the same period in 2011 to €174m.

•	Accumulated net attributable income in the first quarter of 2012 was €91m (€185m in the first quarter of 2011, but €30m in the fourth quarter of the same year).

The most significant transactions and highlights for the period are detailed in the C&IB section at the end of this report.

30	Business areas

Eurasia

Income statement

(Million euros)

	Eurasia
	1Q12	Δ%	1Q11
Net interest income	182	76.3	103

Net fees and commissions	109	72.8	63
Net trading income	42	32.0	32
Other income/expenses	201	44.4	139

Gross income	534	58.3	337

Operating costs	(173)	87.3	(92)
Personnel expenses	(88)	49.5	(59)
General and administrative expenses	(70)	140.4	(29)
Depreciation and amortization	(15)	239.8	(4)

Operating income	362	47.5	245

Impairment on financial assets (net)	(25)	(14.6)	(29)
Provisions (net) and other gains (losses)	(6)	n.m.	6

Income before tax	330	48.7	222

Income tax	(31)	25.2	(25)

Net income	299	51.7	197

Non-controlling interests	—	—	—

Net attributable profit	299	51.7	197

Balance sheet

(Million euros)

	Eurasia
	31-03-12	Δ%	31-03-11
Cash and balances with central banks	1,554	7.9	1,440
Financial assets	12,045	13.0	10,659
Loans and receivables	36,231	1.5	35,695
Loans and advances to customers	32,449	1.9	31,853
Loans and advances to credit institutions and other	3,782	(1.6)	3,842
Inter-area positions		7,591
Tangible assets	602	9.7	549
Other assets	1,141	18.7	962

Total assets/Liabilities and equity	51,574	(9.4)	56,896

Deposits from central banks and credit institutions	15,012	(24.0)	19,740
Deposits from customers	22,087	(21.4)	28,117
Debt certificates	788	30.9	602
Subordinated liabilities	1,869	4.5	1,788
Inter-area positions	3,674	n.m.
Financial liabilities held for trading	370	45.3	255
Other liabilities	3,708	77.8	2,086
Economic capital allocated	4,065	(5.6)	4,308

Eurasia	31

Significant ratios

(Percentage)

	Eurasia
	31-03-12	31-12-11	31-03-11
Efficiency ratio	32.3	33.1	27.3
NPA ratio	1.6	1.5	1.2
NPA coverage ratio	114	123	131
Risk premium	0.29	0.46	0.46

Eurasia highlights in the first quarter

•	Year-on-year comparison affected by the incorporation of Garanti in March 2011.

•	Garanti closed 2011 as the leading Turkish bank in terms of earnings and profitability.

•	CNCB increased its earnings in 2011 by 43%.

Industry Trends

The most relevant events affecting this business area in the first quarter of 2012 are listed below:

•

The economic dichotomy between the central countries and the peripheral European countries remains and determines the performance of banking institutions in the area. However, recent measures adopted by the ECB have managed to lower tensions in the markets and reduce financing costs.

•

The EBA’s capital recommendations have led the sector to undertake recapitalization processes such as capital increases or deleveraging operations, aimed basically at decreasing the volume of toxic assets and reducing exposure in the wholesale business.

•	The Turkish Central Bank has maintained interest rates unchanged, although it has taken some actions to make sure that inflation is kept at the target levels.

•

The Chinese authorities have implemented a number of initiatives to control any possible imbalance in the real estate market. These measures are focused basically on preventing a hard landing of the local economy.

Activity

Gross lending to customers balance was €33,268m as of 31-Mar-2012. This 2.2% increase over the year is due basically to the positive contribution of Garanti.

In terms of asset quality, the positive performance of the main risk indicators was especially noteworthy. The risk premium stood at 0.29%, 17 basis points down compared to the 2011 figure, while the NPA ratio remained practically stable closing at 1.6% (1.5% as of 31-Dec-2011) and the coverage ratio ended at 114% (123% in December 2011).

Customer funds stood at €21,528m at the end of the first quarter of 2012, 1.8% up on the figure as of 31-Dec-2011, and remained very stable during the 3-month period. These funds decreased 23.3% compared to the same period of the previous year, caused by the reduction of deposits in the wholesale business, since Turkey and the retail business in the area continue to show strong performance.

Eurasia. Operating income

(Million euros)

Eurasia. Net attributable profit

(Million euros)

32	Business areas

Earnings

In the first quarter of 2012 this area generated a profit of €299m, above the average for the last three quarters (in which Garanti already contributed throughout the period) and slightly below the profit reported in the fourth quarter, which was unusually high.

The net attributable profit in Europe (excluding Garanti) totaled €64m, 21% of the area’s profit, and shows high resilience despite the difficult situation in which it was generated, with a year-on-year fall of only 6.5%, but a 33.1% increase in the quarter. The positive evolution of fee income and loan-loss provisions over the last twelve months, together with cost control, partly offset the lower net interest income and explain this result.

Asia accounts for 49% of the area’s profit and generated €147m in this quarter. This 25.3% year-on-year increase was due to the growing contribution of CNCB. The Chinese bank made €3,660m in 2011, 43% more than in 2010, and is the seventh bank in the country in terms of assets. These good results can be explained by the increase in activity, with the loan book growing at an average annual rate of 13% and customer deposits rising by 14%, according to 2011 year-end data. This boosted the positive performance of the bank’s income, particularly net interest income and fee income.

BBVA’s presence in Asia through its Chinese partner is complemented by the other markets where the Bank operates through five representative offices (Beijing, Shanghai, Mumbai, Sydney and Abu Dhabi, this last one opened recently) and five branches (Seoul, Taipei, Hong Kong, Singapore and Tokyo). In short, BBVA is the only European bank leader in Latin America and with full operational capacity in the Asia-Pacific region.

Finally, Garanti contributes with €88m of profit, i.e. 30% of the total figure for the area.

The most notable aspects regarding Garanti Bank in the quarter are summarized below:

•

In terms of business activity, the Turkish bank is giving priority to selective growth of the loan book to improve the position in high profitability products. It has increased its market share in mortgages and personal loans, while reducing the volume in loans to companies, a segment in which the yield on loans remains high. On the liabilities side, focus was set on more stable and lower-cost sources of finance. Therefore, there was a rise in deposits in lira, which in turn has avoided the price competition existing in deposits in other currencies and, as a result, the cost of deposits has improved.

Garanti. Significant data (31-03-12) (1)

31-03-12
Financial statements (million euros)
Attributable profit	366
Total assets	62,506
Loans to customers	35,051
Deposits from customers	34,075
Relevant ratios (%)
Efficiency ratio	40.8
NPA ratio	1.9
Other information
Number of employees	16,786
Number of branches	924
Number of ATMs	3,335

(1)	BRSA data for the Garanti Bank.

Eurasia	33

Garanti. Composition of assets and lending portfolio (1)

(March 2012)

Garanti. Composition of liabilities (1)

(March 2012)

•

As for asset quality, Garanti Bank closed the period with a NPA ratio lower than that of the sector (1.9% compared to 2.7%). The slight rise in the NPA ratio in the quarter was due to credit cards and personal loans, in line with the sector trend.

•

As for earnings, one notable aspect is the increased revenue diversification and higher fee income, despite the regulatory limitations that came into effect recently. To sum up, Garanti generated net attributable profit of €366m in the first quarter of the year (€407m for the banking group).

Highlights

The Bank has been recognized as the “Best Trainer of Chinese Professionals” by the

prestigious association China Club. The award recognizes the Group’s work to attract talent in the Asian country.

The appointment of Mehmet Sezgin, formerly from Garanti, as global director for Means of Payment at BBVA strengthens the partnership between the Group and the Turkish bank. This appointment will boost the projects underway related to NFC (Near Field Communication) payment systems, where Garanti is an international benchmark.

In addition, cooperation between BBVA and Garanti has intensified through the definition of common strategies for various business lines (means of payment, consumer finance, insurance and pensions, private banking and asset management) based on the Group’s best practices.

34	Business areas

Mexico

Income statement

(Million euros)

					Units:
	Mexico				Banking Business				Pensions and Insurance
	1Q12	Δ%	Δ%(1)	1Q11	1Q12	Δ%	Δ%(1)	1Q11	1Q12	Δ%	Δ%(1)	1Q11
Net interest income	1,013	6.1	9.4	955	986	5.3	8.6	936	25	47.0	51.6	17

Net fees and commissions	302	1.2	4.4	299	285	1.1	4.3	282	14	1.5	4.6	14
Net trading income	73	(39.4)	(37.5)	120	51	(46.1)	(44.4)	94	22	(16.6)	(14.0)	26
Other income/expenses	62	21.3	25.1	51	(32)	1.5	4.7	(32)	110	10.5	14.0	99

Gross income	1,450	1.7	4.9	1,425	1,291	0.7	3.9	1,282	170	9.1	12.5	156

Operating costs	(553)	6.3	9.6	(520)	(521)	6.7	10.0	(489)	(42)	0.8	3.9	(42)
Personnel expenses	(235)	2.2	5.4	(230)	(216)	2.3	5.5	(211)	(19)	1.2	4.4	(19)
General and administrative expenses	(286)	8.3	11.7	(264)	(275)	8.6	12.1	(253)	(23)	1.8	5.0	(22)
Depreciation and amortization	(31)	22.3	26.1	(26)	(31)	24.2	28.2	(25)	(0)	(43.2)	(41.5)	(1)

Operating income	897	(0.8)	2.3	905	769	(3.0)	0.1	793	128	12.1	15.7	114

Impairment on financial assets (net)	(314)	1.4	4.6	(310)	(314)	1.4	4.6	(310)	—	—	—	—
Provisions (net) and other gains (losses)	(15)	33.4	37.6	(11)	(14)	32.4	36.6	(10)	(1)	50.1	54.8	(1)

Income before tax	568	(2.7)	0.4	584	441	(6.6)	(3.7)	473	127	11.9	15.5	113

Income tax	(138)	(11.4)	(8.6)	(156)	(101)	(17.9)	(15.4)	(124)	(36)	12.0	15.5	(32)

Net income	430	0.5	3.7	428	340	(2.6)	0.5	349	91	11.9	15.4	81

Non-controlling interests	(1)	15.8	19.5	(1)	—	—	—	—	(1)	15.2	18.8	(1)

Net attributable profit	430	0.5	3.6	428	340	(2.6)	0.5	349	90	11.9	15.4	80

(1)	At constant exchange rate.

Balance sheet

(Million euros)

					Units:
	Mexico				Banking Business				Pensions and Insurance
	31-03-12	Δ%	Δ%(1)	31-03-11	31-03-12	Δ%	Δ%(1)	31-03-11	31-03-12	Δ%	Δ%(1)	31-03-11
Cash and balances with central banks	5,173	0.3	0.8	5,160	5,173	0.3	0.8	5,160
Financial assets	27,631	8.2	8.8	25,532	22,350	7.2	7.8	20,847	5,538	12.1	12.8	4,939
Loans and receivables	39,472	(2.7)	(2.1)	40,553	39,024	(3.0)	(2.4)	40,227	513	33.8	34.5	384
Loans and advances to customers	35,058	7.1	7.6	32,749	34,831	7.0	7.6	32,560	258	15.2	15.8	224
Loans and advances to credit institutions and other	4,413	(43.4)	(86.5)	7,804	4,192	(45.3)	(87.1)	7,667	255	59.9	27.6	159
Tangible assets	1,059	22.5	23.2	864	1,052	22.8	23.5	857	6	(9.9)	(9.4)	7
Other assets	2,735	149.2	150.6	1,097	3,371	31.9	32.6	2,556	201	8.9	9.5	185

Total assets/Liabilities and equity	76,070	3.9	4.5	73,206	70,970	1.9	2.5	69,647	6,259	13.5	14.1	5,514

Deposits from central banks and credit institutions	10,276	(17.3)	(16.8)	12,421	10,276	(17.3)	(16.8)	12,421	—	—	—	—
Deposits from customers	36,652	0.7	1.2	36,402	36,687	0.7	1.3	36,427	—	—	—	—
Debt certificates	4,512	28.9	29.6	3,500	4,512	28.9	29.6	3,500	—	—	—	—
Subordinated liabilities	2,716	25.5	26.2	2,164	3,533	(6.7)	(6.2)	3,787	—	—	—	—
Financial liabilities held for trading	5,751	29.5	30.2	4,441	5,751	29.5	30.2	4,441	—	—	—	—
Other liabilities	11,657	8.9	9.6	10,700	6,029	2.5	3.1	5,879	5,957	15.0	15.7	5,178
Economic capital allocated	4,507	26.0	26.7	3,577	4,184	31.1	31.8	3,192	303	(9.9)	(9.4)	336

(1)	At constant exchange rate.

Mexico	35

Significant ratios

(Percentage)

	Mexico
	31-03-12	31-12-11	31-03-11
Efficiency ratio	38.1	36.4	36.5
NPA ratio	3.8	3.7	3.4
NPA coverage ratio	116	120	136
Risk premium	3.52	3.49	3.62

Mexico highlights in the first quarter

•	Positive lending growth, mainly in the retail portfolio.

•	Prioritization of costs over volume in customer funds.

•	High level of recurring revenue generation.

•	BBVA Bancomer received the “Socially Responsible Company” award.

Industry Trends

In the first quarter of 2012 the Mexican banking sector maintained a high level of capitalization and adequate liquidity, which in turn has led to ongoing lending production and a positive trend in customer fund gathering.

In March, new regulation from the National Banking and Exchange Commission (CNBV) came into effect, which toughens the criteria over transfer to NPLs of restructured and renegotiated loans. The new criteria could bring the NPL figure upward as the year progresses. However, the Group allocates provisions according to expected loss models and therefore, this regulation is not expected to require increased provisions.

The evolution of the peso/euro exchange rate has been characterized by general appreciation in the quarter and a slight depreciation over the last twelve months, accentuated in the average exchange rate. The peso’s impact on the Group’s financial statements has therefore been positive in the quarter, but negative for the year. Unless otherwise indicated, all comments below on percentage changes refer to constant exchange rate, with the aim of providing a better understanding of the performance of the business in Mexico.

Activity

At the close of March 2012, BBVA Bancomer’s loan book totaled €36,726m, 7.5% up on the same date of the previous year. In the first quarter of the year, the switch of the loan portfolio mix toward more profitable segments continued.

The weight of consumer finance and credit cards increased by more than 3 percentage points compared to March 2011 and accounts for 25.7% of the total, while loans to companies and residential mortgages account for 48.5% and 25.8%, respectively.

Retail lending performed strongly and closed the quarter at €19,230m, up 13.7% year-on-year.

By portfolio, loans to small businesses maintained a positive trend and were up 24.0% year-on-year. Consumer finance (including credit cards) also

Mexico. Operating Income

(Million euros at constant exchange rate)

(1)	At current exchange rate -0.8%.

Mexico. Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate +0.5%.

36	Business areas

performed very well, up 22.3%, driven by the excellent performance of loans to pre-qualified customers and high new production in credit cards. Mortgages to individuals went up 4.9%, with a 21.6% increase in new production in the quarter. The above explains why BBVA Bancomer continues to grant one out of every three mortgages in the private market.

The loan portfolio in the wholesale segment went down 1.6% year-on-year to €15,094m. This was due to the high number of early repayments of credit lines by corporations and also the substitution of bank lending for capital markets financing as a result of low interest rates. BBVA Bancomer continues to support its global customers through various initiatives, including the issuance of bonds totaling €741m in the first quarter of 2012, which has enabled the bank to achieve a 24% market share in this type of placements, according to data released by the Mexican Stock Exchange. Lending to SMEs and the public sector performed strongly with a 12.5% increase on the same period of the previous year.

Customer funds (bank deposits, repos, mutual funds and investment companies) closed the quarter at €57,963m, 12.7% up on the same period of the previous year. The high volume of deposit gathering allows the bank to maintain a profitable business mix, with a weight of demand deposits (lower-cost) of 78%, while time deposits account for the remaining 22% of on-balance sheet funds excluding repos. Current and savings accounts in local currency totaled €22,528m, up 18.0% year-on-year. The decision to reduce the weight of higher-cost products is reflected in the 5.9% year-on-year decrease in the time deposits balance.

Earnings

BBVA Bancomer obtained high recurring revenue in the first quarter of the year. Net interest income amounted to €1,013m, with a year-on-year growth rate continuing to rise to 9.4%. This is due on the one hand to higher new production in those headings offering higher profitability, and on the other hand to good price management.

Fees and commissions income was in line with the increased pace of commercial activity and grew above inflation by 4.4% compared to the first quarter of 2011.

As for other revenue, NTI improved to 73 million, versus 45 and 34 million in the fourth and third quarter of 2011, respectively (both figures excluding the exchange-rate effect). However, the year-on-year comparison is negative as a result of the particularly high income registered in the first quarter of 2011. The other income and expenses heading also performed very well thanks to the excellent results posted by the insurance business.

Operating expenses maintained their average annual growth rate, which in this period stood at 9.6%, or €553m. They continue to reflect the investment made in infrastructure, with 14 branches, over 800 ATMs and 15,215 point-of-sale terminals more than at the end of March 2011. A new branch model with deeper customer segmentation was also implemented in the first quarter of 2012. BBVA Bancomer maintains its position as one of the most efficient banks in the Mexican market, with an efficiency ratio of 38.1% as of March 2012. This evolution of revenue and expenses resulted in operating income of 897 million, a year-on-year rise of 2.3%.

Progress in the loan book involves a higher level of loan-loss provisions. In the first quarter of 2012, impairment losses on financial assets stood at €314m (a 4.6% year-on-year increase). Despite this, the accumulated risk premium improved by 9 basis points to 3.52% over the same period. The NPA and coverage ratios closed the quarter at 3.8% and 116%, respectively.

To sum up, BBVA Bancomer generated a quarterly net attributable profit of €430m, 3.6% up on the figure reported in the first three months of 2011, thanks to strong generation of recurring revenue.

Of this figure, the banking business contributed 79% and pensions and insurance the remaining 21%.

In the pension business, Afore Bancomer performed very well in the quarter, thanks to the significant increase in fee income, as a result of stronger business activity. Funds under management increased 20.0% in the last year to €14,756m, while collection was up 5.9%. Likewise, net trading income performed well, boosted by the evolution of the markets. Costs remained in check. Thus, Afore Bancomer posted a quarterly profit of €21m, 43.3% up on the same period of the previous year, accounting for 23% of the earnings of the pensions and insurance business in the area.

Insurance activity posted a net attributable profit of 69 million, 9.0% up year-on-year. Seguros BBVA Bancomer reported accumulated premiums of €314m thanks to the extraordinary performance of ILP (Free Wealth Investment),

Mexico	37

“AutoSeguro” insurance, “HogarSeguro” insurance, “VidaSegura” insurance and “Crediton Nomina” loans. Specifically, a mass car insurance campaign was launched that enabled 45,385 policies to be placed in two months, i.e. 7.4% more than in the first quarter of the previous year.

Highlights

•

The “B-Estratega” application has been launched for the wealth management and private banking segment as part of the customer base segmentation strategy. This allows customers to look up financial information on their I-Pad. In addition, more than €360m were placed in various investment instruments in this segment. In the individual customers segment, specialized service was offered to more than 550,000 customers. The “DIVER-C” fund has also been launched, thus broadening the range of funds targeted at this segment. Finally, more than 341,000 accounts have been opened in the express segment through the commercial network and the express modules located at various stores. Additionally, promotion of the new correspondent network was also given new momentum in February and March. At the end of the quarter, more than 18,000 stores are registered, with over 6 million basic transactions carried out.

•

BBVA Bancomer has been very active in wholesale funding operations in the first quarter of 2012, thus reasserting its leadership in the capital market. The following placements are worth mentioning: TFOVIS, placement of the mortgage portfolio by FOVISSSTE (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) amounting to 4,064m pesos, and the issuance of the MRP CDK senior bond trust public offering for 5,000m pesos.

•

BBVA Bancomer received the award for “Socially Responsible Company” from the Centro Mexicano para la Filantropia (Cemefi) in recognition of its extraordinary social work as “good citizen”. Worth mentioning is the implementation of a number of banking penetration actions which have generated a range of low-cost services offer within a framework of ongoing innovation, using high-technology channels, and the progress made by the financial literacy program “Adelante con tu Futuro” (Forward with your Future).

38	Business areas

South America

Income statement

(Million euros)

					Units:
	South America				Banking business				Pensions and Insurance
	1Q12	Δ%	Δ%(1)	1Q11	1Q12	Δ%	Δ%(1)	1Q11	1Q12	Δ%	Δ%(1)	1Q11
Net interest income	947	36.4	29.9	694	930	36.3	29.8	682	17	42.9	34.0	12

Net fees and commissions	310	22.7	17.3	253	217	20.7	15.7	180	95	24.2	18.1	76
Net trading income	149	(25.7)	(28.4)	201	122	(30.9)	(33.7)	176	27	11.9	11.4	24
Other income/expenses	(40)	(4.8)	(12.1)	(41)	(82)	(0.9)	(5.4)	(83)	45	4.1	2.8	43

Gross income	1,366	23.6	18.1	1,106	1,185	24.2	18.6	954	184	18.1	14.2	156

Operating costs	(553)	18.1	13.1	(468)	(488)	21.7	16.4	(401)	(58)	(4.5)	(8.1)	(61)
Personnel expenses	(282)	17.7	12.9	(239)	(247)	21.7	16.6	(203)	(28)	(5.6)	(9.3)	(30)
General and administrative expenses	(233)	19.7	14.6	(194)	(205)	23.9	18.4	(165)	(28)	(5.3)	(8.8)	(29)
Depreciation and amortization	(39)	11.5	6.0	(35)	(36)	10.7	5.2	(33)	(2)	26.6	21.4	(2)

Operating income	813	27.6	21.8	637	697	26.1	20.2	553	126	32.6	28.6	95

Impairment on financial assets (net)	(98)	(18.2)	(22.5)	(120)	(98)	(18.5)	(22.8)	(120)	—	—	—	—
Provisions (net) and other gains (losses)	(25)	64.8	62.0	(15)	(24)	87.9	83.5	(13)	—	—	—	—

Income before tax	690	37.4	31.3	502	576	36.9	30.6	420	125	32.6	28.5	94

Income tax	(153)	82.2	73.2	(84)	(130)	87.9	78.9	(69)	(26)	45.5	38.9	(18)

Net income	537	28.4	22.9	418	446	26.9	21.1	351	99	29.6	26.1	76

Non-controlling interests	(167)	19.6	14.3	(139)	(141)	16.4	11.1	(122)	(24)	33.9	30.2	(18)

Net attributable profit	370	32.9	27.1	279	304	32.5	26.4	230	75	28.2	24.8	58

(1)	At constant exchange rates.

Balance sheet

(Million euros)

					Units:
	South America				Banking business				Pensions and Insurance
	31-03-12	Δ%	Δ%(1)	31-03-11	31-03-12	Δ%	Δ%(1)	31-03-11	31-03-12	Δ%	Δ%(1)	31-03-11
Cash and balances with central banks	8,839	25.6	16.6	7,037	8,838	25.6	16.6	7,037	—	—	—	—
Financial assets	9,977	13.3	6.3	8,808	8,509	21.6	13.9	6,998	1,434	(18.8)	(23.2)	1,766
Loans and receivables	44,169	32.5	23.5	33,343	43,794	34.5	25.2	32,570	288	(47.2)	(49.1)	545
Loans and advances to customers	40,027	33.8	24.5	29,909	39,961	34.3	25.0	29,745	68	(61.7)	(62.6)	178
Loans and advances to credit institutions and other	4,142	20.6	14.2	3,434	3,833	35.7	28.1	2,825	220	(40.1)	(42.8)	367
Tangible assets	808	24.1	16.0	651	757	26.4	18.0	599	50	(1.9)	(7.1)	51
Other assets	2,482	23.1	16.7	2,016	1,962	23.4	15.4	1,591	156	14.4	8.5	136

Total assets/Liabilities and equity	66,274	27.8	19.3	51,855	63,861	30.9	21.9	48,795	1,928	(22.8)	(26.7)	2,499

Deposits from central banks and credit institutions	5,640	25.0	15.6	4,513	5,639	25.0	15.6	4,512	1	(70.3)	(70.9)	4
Deposits from customers	44,249	34.2	25.1	32,965	44,432	34.3	25.2	33,077	—	—	—	—
Debt certificates	2,676	40.9	30.8	1,900	2,676	40.9	30.8	1,900	—	—	—	—
Subordinated liabilities	1,612	10.6	4.5	1,458	1,157	7.5	(0.3)	1,076	—	—	—	—
Financial liabilities held for trading	902	24.1	17.5	727	902	24.1	17.5	727	—	—	—	—
Other liabilities	8,367	8.2	2.1	7,730	6,376	17.0	9.9	5,451	1,782	(13.4)	(17.7)	2,058
Economic capital allocated	2,827	10.3	2.5	2,563	2,678	30.5	20.8	2,052	145	(66.8)	(68.8)	436

(1)	At constant exchange rates.

South America	39

Significant ratios

(Percentage)

	South America
	31-03-12	31-12-11	31-03-11
Efficiency ratio	40.5	45.8	42.4
NPA ratio	2.3	2.2	2.5
NPA coverage ratio	141	146	134
Risk premium	0.97	1.31	1.55

South America highlights in the first quarter

•	Business activity remains strong.

•	Excellent price management.

•	Improved asset quality.

•	Positive performance by the pension and insurance businesses.

Industry Trends

In the first quarter of 2012, the economic growth in the region, already mentioned, boosted lending activity and deposits in South America, in line with the trend seen in 2011.

This growth was accompanied by new local regulations, mainly related to provisioning and capital requirements. The new regulations aim to implement international standards to support quality and competitive growth.

The evolution of exchange rates, both over the quarter and over the last 12 months, had a positive impact on activity, the balance sheet and earnings in the area. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in this area.

Activity

The balance of the loan book in South America at the end of March was €41,440m, a year-on-year increase of 24.2%, and a quarter-on-quarter increase of 2.8%. The market share increased over the previous 12 months by 7 basis points (January data, the latest available). By segments, this increase is basically focused on individuals (up 36 basis points).

On-balance-sheet customer funds grew at the rate of lending activity over the past year, 25.9%, and 4.8% over the quarter. Lower-cost transactional current and saving accounts were particularly strong, with a year-on-year rise of 25.3%, and 3.2% over the first quarter of 2012. Including assets under management in mutual funds, customer funds managed by the banks in the area closed March 2012 at €50,435m, 23.2% up on the same date in 2011.

Earnings

Net interest income performed extremely well in the quarter, with a year-on-year growth of 29.9% to €947m, thanks to:

•	The strong activity mentioned above.

South America. Operating income

(Million euros at constant exchange rates)

(1)	At current exchange rates +27.6%.

South America. Net attributable profit

(Million euros at constant exchange rates)

(1)	At current exchange rates +32.9%.

40	Business areas

•	Excellent price management, which has led to widening spreads in a context of a high level of competition in practically all the countries in the region.

As a result of the increased activity, and despite the regulatory changes in the region in 2011, income from fees was up 17.3% year-on-year to €310m. In short, recurring revenue continues strong.

With respect to other revenue in the area, there was a significant year-on-year fall of 28.4% in NTI, basically due to the fact that the first quarter of 2011 included the effect of a revaluation of US dollar positions held by BBVA Provincial.

As a result, gross income for the quarter was up 18.1% year-on-year to 0,366m, thanks mainly to the positive trend in net interest income and income from fees for the period.

Expenses in the area totaled €553m over the quarter. They were strongly influenced by the expansion and differentiation projects carried out in most of the units to take advantage of the differing growth opportunities in each of the countries in the region. Plans continue to develop multi-channel services (new and improved channels), segmentation (to improve service quality), technological innovation (shorter and simpler processes) and staff training (particularly the sales teams), all with a focus on improving and strengthening the relationship with customers. Despite this, the quarterly efficiency ratio remained at a good level of 40.5%. As a result, operating income was up 21.8% year-on-year to €813m.

In terms of asset quality, the main indicators remained stable. The NPA ratio closed the quarter at 2.3%, while the coverage ratio was 141%. Despite the growing lending volumes, impairment losses on financial assets were down 22.5% year-on-year, to €98m, due to the outstanding risk management in place.

In short, the area once more showed a positive performance in the quarter, thanks to excellent revenue performance and the positive management of credit quality. As a result, it could continue with its investment in expansion and differentiation projects, and still increase net attributable profit by 27.1% year-on-year to €370m.

Banking business

The banking business generated a net attributable profit of €304m over the quarter, a year-on-year increase of 26.4%. The most significant aspects for each of the banks, as well as the year-on-year figures for the main activity indicators and earnings, are detailed below.

Activity continues strong in Argentina. Lending grew by 38.5% and gained 7 basis points in market share over the previous 12 months (according to January figures). On-balance-sheet customer funds were up 24.7%. As a result, recurring revenue (net interest income plus net fees and commissions) was up 42.3%, and offset lower NTI compared with the first quarter of 2011. This explains the increase of 39.7% in gross income. Expenses were affected by the inflation level in the country and the expansion plan underway in the unit, combined with a fall in loan-loss provisions due to the excellent performance of the loan portfolio. Thus, they contributed to the increase of the net attributable profit, up 67.9% to €58m. Finally, it is worth noting that BBVA Frances successfully placed class 2 negotiable bonds for 34.5 million dollars on the capital markets. This amount is greater than initially planned, due to high investor demand.

In Chile, BBVA and Forum had a year-on-year gain in market share in the private individuals segment, particularly consumer finance (up 93 basis points according to January 2012 data) and mortgage lending (up 28 basis points). This led to growth in total lending of 18.7%, as a result of the unit’s strengthening of its credit card business. In fact, it is the bank that has grown this product most within the Chilean financial sector (according to 2011 data). On- balance-sheet customer deposits were up 21.8%. As a result, net interest income increased by 4.9% and gross income decreases by 2.7% (due to lower NTI and income from fees owing to market conditions). Expenses reflected the expansion plans underway and, combined with an increase in loan-loss provisions resulting from greater lending activity, resulted in a net attributable profit of €36m over the quarter (up 9.0% year-on-year).

Other highlights in the quarter were: BBVA Chile received the Por un Chile Sin Pobreza (For a Chile without Poverty) certificate from the government for the Ninos Adelante (Forward, Children) and Emprendedores Sociales (Social Entrepreneurs) programs. It has also been honored as best institution in SME financing in 2011 by the State Guarantee Fund for SMEs (FOGAPE).

In Colombia, BBVA also maintains a significant rate of growth in lending activity, with a year-on-year gain in market share of 19 basis points), particularly in the private individuals segment. Within this segment, credit cards were up 145 basis points, consumer finance 113 basis points, and mortgage lending 12 basis points. As a consequence, the evolution in net interest income was very positive (up 18.6%) and combined with the good performance of income from fees and commissions (up 9.4%) and NTI, generated 29.4% growth in gross income. The falling trend in NPA and loan-loss provisions continues. As a result, the net attributable profit for the quarter was up 62.6% year-on-year to €68m. In corporate responsibility, the 2011 Report received an A+ classification from Global Initiative Reporting (GRI) for the second year in a row.

In Peru, there was a notable increase in all the revenue lines, thanks to increased economic activity, which generated a noteworthy 18.7% growth in gross income. The significant year-on-year gains in market share in corporate lending (up 164 basis points) and credit cards (up 125 basis points) explain the rise of 110 basis points in market share in lending. On-balance-sheet customer deposits were up 21.9% and gained 104 basis points in market share in the same period, with a notable rise in time deposits (up 350 basis points). Expenses continue to reflect the expansion plans underway, while loan-loss provisions have increased at the rate of increased lending activity. As a result, the net attributable profit for the quarter was up 18.5% to €39m.

Global Finance magazine has named BBVA Continental “Best Bank in Peru” in the 19th Best Banks in Latin America awards, for its notable results in 2011. BBVA Continental has now received this award for nine straight years, in which it has always stood out for its excellent management and dynamic business. In addition, for the

South America	41

first time BBVA Continental was leader in quality among the biggest banks in the Peruvian system, according to a study by Ipsos APOYO.

BBVA Provincial maintains a high rate of growth in its business. Lending was up 48.9% and on-balance-sheet customer funds 53.8%, which closely matches the 53.8% rise in the net interest income. NTI has fallen with respect to the same period last year, as the figures include the effect of the revaluation of US dollar positions in the first quarter of 2011. Despite this, gross income was up 15.1%. Net attributable profit was up 12.6% to €83m, affected by increased expenses caused by the high inflation rate and the positive course of loan-loss provisioning.

Among the other banks, BBVA Panama had a net attributable profit of €8m, BBVA Paraguay of €2m and BBVA Uruguay of €12m (including the contribution from Credit Uruguay).

Pensions and Insurance

The Pensions & Insurance business closed an excellent first quarter with a net attributable profit of €75m, an increase of 24.8% on the same period in 2011. Out of this total, €50m were generated by the pension-fund business and €25m by the insurance business.

The notable performance by the pension business was supported by the strength of commercial activity, which boosted recurring revenue, and the high positive NTI figures, thanks to the buoyant markets.

AFP Provida in Chile obtained a net attributable profit for the quarter of €33m, easily outperforming the figure for the same period in 2011 (up 42.2%), with a significant rise in fee income due to the good performance of fund subscriptions and assets under management, and significant growth in NTI. AFP Horizonte de Colombia obtained a net attributable profit of €9m (up 157.7% year-on-year), with significant improvements in all its revenue lines, particularly a steep growth in income from fees and commissions. Finally, AFP Horizonte in Peru contributed with a net attributable profit of €8m as a result of a positive performance in commercial activity, with notable increases in funds under management and in fund subscriptions.

The insurance business maintained its good performance over the quarter, basically because of the excellent volume of written premiums, which were influenced by commercial effort and, to a lesser extent, good NTI.

Grupo Consolidar in Argentina saw its net attributable profit fall 89.5% to €2m, due to the sale of the companies ART and Retiro in 2011. Chile generated a net attributable profit of €14m, Colombia €7m and Seguros Provincial in Venezuela, €2m.

South America. Data per country (banking business, pensions and insurance)

(Million euros)

	Operating income				Net attributable profit
Country	1Q12	Δ%	Δ% at constant exchange rates	1Q11	1Q12	Δ%	Δ% at constant exchange rates	1Q11
Argentina	112	31.3	31.8	85	58	22.1	22.6	48
Chile	147	12.9	9.9	131	83	27.5	24.2	65
Colombia	143	85.1	69.9	77	84	91.7	75.9	44
Peru	156	37.3	27.0	114	46	44.7	33.8	32
Venezuela	232	10.3	5.7	211	85	15.7	10.9	73
Other countries (1)	22	11.3	3.1	19	14	(15.8)	(21.6)	17

Total	813	27.6	21.8	637	370	32.9	27.1	279

(1)	Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

42	Business areas

The United States

Income statement

(Million euros)

					Units:
	The United States				BBVA Compass
	1Q12	Δ%	Δ%(1)	1Q11	1Q12	Δ%	Δ%(1)	1Q11
Net interest income	420	1.3	(3.0)	415	367	(1.4)	(1.6)	373

Net fees and commissions	160	3.2	(1.3)	155	132	(2.0)	(2.3)	135
Net trading income	39	(39.6)	(42.4)	64	23	(47.4)	(52.7)	48
Other income/expenses	(19)	16.0	11.2	(17)	(19)	16.1	17.9	(16)

Gross income	599	(2.9)	(7.1)	616	503	(6.2)	(6.9)	539

Operating income	(383)	2.1	(2.3)	(375)	(332)	(3.4)	(3.8)	(345)
Personnel expenses	(219)	10.8	6.0	(198)	(189)	3.7	4.1	(182)
General and administrative expenses	(123)	(8.5)	(12.4)	(134)	(102)	(12.6)	(14.0)	(119)
Depreciation and amortization	(42)	(4.6)	(8.6)	(44)	(40)	(7.8)	(8.7)	(44)

Operating income	216	(10.6)	(14.5)	241	171	(11.1)	(12.3)	195

Impairment on financial assets (net)	(36)	(64.5)	(66.0)	(101)	(32)	(61.1)	(67.9)	(99)
Provisions (net) and other gains (losses)	(12)	54.8	47.5	(8)	(12)	103.2	114.7	(5)

Income before taxes	168	26.4	20.7	133	128	36.8	40.9	91

Income taxes	(53)	39.8	33.4	(38)	(40)	55.1	61.3	(25)

Net incomes	115	21.1	15.6	95	88	29.9	33.3	66

Non-controlling interests	—	—	—	—	—	—	—	—

Net attributable profit	115	21.1	15.6	95	88	29.9	33.3	66

(1)	At constant exchange rate.

Balance sheet

(Million euros)

					Units:
	The United States				BBVA Compass
	31-03-12	Δ%	Δ%(1)	31-03-11	31-03-12	Δ%	Δ%(1)	31-03-11
Cash and balances with central banks	4,970	(2.3)	(8.2)	5,089	2,691	3.7	4.1	2,584
Financial assets	8,519	18.1	11.1	7,211	7,656	11.8	13.1	6,768
Loans and receivables	41,433	8.2	1.7	38,307	32,836	5.8	6.4	30,861
Loans and advances to customers	39,220	6.0	(0.3)	36,993	31,150	3.5	3.8	29,997
Loans and advances to credit institutions and other	2,213	68.5	58.4	1,314	1,685	85.6	95.1	864
Inter-area positions	—	—	—	1,281	411	—	—	—
Tangible assets	810	8.5	2.0	746	768	1.4	1.6	756
Other assets	2,153	(4.2)	(10.0)	2,249	1,868	(8.2)	(9.1)	2,054

Total assets/Liabilities and equity	57,885	5.5	(0.8)	54,882	46,229	6.7	7.5	43,023

Deposits from central banks and credit institutions	7,996	14.3	7.4	6,996	4,349	39.6	44.0	3,020
Deposits from customers	38,666	(3.2)	(9.0)	39,937	34,851	2.7	3.0	33,841
Debt certificates	352	6.5	0.1	330	—	—	—	—
Subordinated liabilities	1,154	7.6	1.1	1,073	931	5.9	6.6	874
Inter-area positions	1,978	—	—	—	—	—	—	—
Financial liabilities held for trading	428	11.3	4.6	385	420	31.5	35.0	312
Other liabilities	4,204	31.4	23.5	3,199	3,344	22.0	24.4	2,688
Economic capital allocated	3,106	4.9	(1.4)	2,961	2,334	1.8	2.0	2,289

(1)	At constant exchange rate. The United States

The United States	43

Significant ratios

(Percentage)

	The United States
	31-03-12	31-12-11	31-03-11
Efficiency ratio	64.0	64.4	60.9
NPA ratio	3.2	3.5	4.3
NPA coverage ratio	75	73	64
Risk premium	0.35	0.89	1.02

The United States highlights in the first quarter

•	Strong business activity in the quarter.

•	Improved credit quality is the main driver of growth in earnings.

•	Substantial progress in brand recognition.

Industry Trends

Revenues were down in the US banking industry in 2011, mainly as a result of low interest rates, which are expected to continue over the next few years. Fee income also continued to be negatively impacted by regulatory changes, and it is expected to remain flat for the same reasons. The recent Durbin Amendment will also continue to impact this revenue item.

Improvements in credit quality continue to bolster the income statements in the banks’ system.

In terms of activity in the sector, loans showed steady growth, with a reduction in runoff portfolios and growth in commercial and industrial loans, as well as residential real estate.

Regarding capital, in March this year the Federal Reserve (Fed) published the results of its Comprehensive Capital Analysis and Review (CCAR) process. This is a study of the capital planning processes of the 19 biggest banks in the country, including a forward-looking analysis and detailed assessment and evaluation of these plans in a stress scenario (unemployment rate rising to 13%, a 21% fall in housing prices and a 50% fall in the stock market). Over the coming months, activity is expected to increase with respect to capital, as the CCAR results will allow some activity in this respect.

Over the last 12 months, the dollar/euro exchange rate appreciated. Over the quarter the fixing price was down, although on average the US currency has also appreciated. Thus the impact of the currency on the Group’s balance sheet and activity is positive on a year-on-year basis. In contrast, over the quarter its effect is positive on earnings but negative on the balance sheet and activity. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in the United States.

The United States. Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: -10.6%.

The United States. Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +21.1%.
(2)	Excluding one-offs.

44	Business areas

Activity

At the close of March 2012, this area’s loan book totaled €40,287m, 0.6% down quarter-on-quarter. BBVA Compass, which accounts for 79.5% of loans in the United States, posted positive quarter-on-quarter figures for the majority of loan categories in the target portfolios: up 6.0% in commercial loans and up 3.4% in residential real estate. Construction real estate and developer loans continue to fall (down 6.4% quarter-on-quarter).

Customer deposits posted a sound 4.3% increase over the quarter. BBVA Compass had €34,343m of customer funds at the close of March 2012, up 4.7% over the quarter. Non-interest-bearing deposits (current and savings accounts) contributed to much of this increase, 6.0% up compared with the last quarter of 2011. Time deposits remained relatively stable compared with the previous quarter, but when compared with the first quarter of 2011, they were down 14.7%, as BBVA Compass continues to work to lower deposit costs.

Earnings

The first quarter of 2012 was successful in the United States, with an increase of net attributable profit of 15.6% compared with March 2011. Continued improvement in credit quality was the main driver behind the positive earnings figures, with impairment losses on financial assets falling 66.0% to €36m, €26m down on the fourth quarter of 2011.

Net interest income keeps showing strength due to the excellent price management, with

Developer loans over BBVA Compass total loan portfolio

(Percentage)

a quarter-on-quarter fall of 1.7% despite the continuing unfavorable interest rate situation. Fee income was stable, despite the coming into effect of regulatory limitations in 2011, and was down 1.3% year-on-year. BBVA Compass has managed to mitigate the effects of regulatory changes by increasing service fees (up 21% year-on-year). Thus, the more recurrent revenues were resilient.

Other revenue fell year-on-year by 61.3%, due mainly to the greater contribution by BBVA Compass to the FDIC and the disposal of bond portfolios in the first quarter of 2011. As a result, gross income in the area ended the quarter at €599m (down 7.1% year-on-year).

Regarding costs, overall expenses decreased by 2.3% as a result of good management and cost control. The area posted operating income for the quarter of €216m (down 14.5% year-on-year). Together with the excellent trend in loan-loss provisions, these figures explain the significant progress in net attributable profit.

BBVA Compass. Loan mix

Percentage

BBVA Compass. Deposit mix

Percentage

The United States	45

As well as the reduction in provisions, several other key risk indicators confirm the improvement in the area’s credit quality. The NPA ratio once more fell by 28 basis points over the quarter, with an accumulated fall of 108 points in the last 12 months to 3.2%. The coverage ratio rose by 2.4% over the same period (up 11.7 percentage points since 31-Mar-2011) and closed March at 75%. The accumulated risk premium was 0.35% (0.89% at the close of 2011 and 1.02% in the first quarter of the previous year).

Finally, the capital ratios of BBVA Compass remained solid, according to local criteria: with a Tier 1 ratio of 11.5% and a Tier 1 Common ratio of 11.1% as of March 2012. It is also worth noting that the bank has not received any objections to its capital plans presented to the Fed following the announcement of the results of its CCAR process.

Highlights

The following is a summary of the major initiatives in the area:

•

The development of the new IT platform continues as planned. Gradual implementation is expected to begin in the second quarter and will continue until the entire BBVA Compass branch network is brought online.

•

BBVA Compass has implemented two systems that are worth noting due to their relevance. The first is a platform designed for commercial lending, and the second a system for the evaluation and administration of loan ratings. Both applications represent significant improvements to the processes of admission and monitoring of risk.

•

BBVA Compass brand recognition continues to increase, and exceeds 2010 levels by 20%. The sponsorship agreements signed with the National Basketball Association (NBA) and several of its teams located in markets where we have most presence are the main drivers of this brand recognition growth.

•

Following the strategy to increase customer loyalty, the Retail Banking Unit launched products and services that include price differentiation, financial advisory service, discounts on certain services, as well as units that are fully dedicated to customer service (more personalized and faster, and with extended hours).

•

The effort to create a distribution model to pioneer the development of remote channels is paying off. The number of registered users of mobile banking services increased by over 95% last year (there are now more than 250,000 customers), while the number of hits on the website has doubled over the same period. Part of this increase is due to the release of the new remote banking application for the iPhone.

46	Business areas

Corporate Activities

Income statement

(Million euros)

	Corporate Activities
	1Q12	Δ%	1Q11
Net interest income	(78)	(24.0)	(103)

Net fees and commissions	(71)	59.8	(44)
Net trading income	28	(82.7)	163
Other income/expenses	(15)	n.m.	(0)

Gross income	(136)	n.m.	16

Operating costs	(235)	15.2	(204)
Personnel expenses	(137)	12.4	(122)
General and administrative expenses	(17)	(9.8)	(19)
Depreciation and amortization	(81)	27.8	(63)

Operating income	(371)	96.9	(189)

Impairment on financial assets (net)	1	n.m.	(42)
Provisions (net) and other gains (losses)	(287)	27.7	(225)

Income before tax	(657)	44.4	(455)

Income tax	220	70.7	129

Net income	(438)	34.1	(326)

Non-controlling interests	—	—	—

Net attributable profit	(438)	34.0	(327)

Balance sheet

(Million euros)

	Corporate Activities
	31-03-12	Δ%	31-03-11
Cash and balances with central banks	(352)	n.m.	900
Financial assets	33,321	11.2	29,973
Loans and receivables	(4,733)	0.1	(4,730)
Loans and advances to customers	(2,129)	5.7	(2,013)
Loans and advances to credit institutions and other	(2,604)	(4.2)	(2,717)
Inter-area positions	(373)	n.m.	(9,083)
Tangible assets	3,204	4.4	3,068
Other assets	18,775	5.1	17,857

Total assets/liabilities and equity	49,842	31.2	37,984

Deposits from central banks and credit institutions	3,862	n.m.	(5,893)
Deposits from customers	23,210	4.5	22,203
Debt certificates	70,358	(13.8)	81,626
Subordinated liabilities	2,350	(62.5)	6,269
Inter-area positions	(50,496)	(27.1)	(69,313)
Financial liabilities held for trading	(4,039)	7.0	(3,776)
Other liabilities	(9,269)	82.0	(5,094)
Valuation adjustments	(2,577)	42.9	(1,803)
Shareholders’ funds	40,911	10.7	36,957
Economic capital allocated	(24,468)	5.5	(23,192)

Corporate Activities	47

Earnings

The most relevant aspects of earnings in this area in the first quarter of 2012 are summarized below:

•

Positive performance of net interest income due to the more favorable position of structural interest-rate risk and improved liquidity in the euro zone. Two contributing factors were the cuts in interest rates in recent months and lower wholesale finance costs, due basically to the ECB liquidity auctions.

•

NTI below the levels posted in the first quarter of 2011 as a result of good performance of the markets in the first part of the previous year and capital gains on the sale of portfolios carried-out in the first quarter of 2011.

•	As a consequence, gross income for the quarter was a negative €136m (€16m up in 2011).

•	Operating expenses, which continue to reflect the Group’s investment effort in staff training, technology, brand and infrastructure amounted to €235m.

•	As a result, operating income in the area was a negative €371m (-€189m in the first three months of 2011).

•	Higher allocation to provisions for real estate and foreclosed assets.

•	In short, net attributable profit of €438m was generated, compared with -€327m in the first quarter of 2011.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for actively managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in America. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

In the first quarter of 2012, short-term and long-term wholesale financial markets were conditioned by the ECB’s second liquidity auction on February 29. The success of this measure is reflected in its high uptake, both in terms of amount and the number of participants. It also led to an easing of the risk premiums of the peripheral countries, opened up the markets for medium and long-term senior debt financing, and led to a more positive behavior in the short-term markets, which are largely conditioned by the high level of liquidity due to the mentioned liquidity injections. The balance of the ECB deposit facility as of March 30, 2012 was a high €778,702m. This positive tone of the medium-term financial markets shifted toward a more negative situation at the end of the quarter as a result of the deterioration in the economic outlook for Europe and some doubts about the level of adjustment needed in peripheral countries.

In this context, BBVA has successfully issued senior debt for €2,000m at 193 basis points over the midswap rate. To sum up, BBVA’s proactive policy in its liquidity management, its retail business model, its lower volume of debt redemptions compared to its peers and its relatively small volume of assets give it a comparative advantage against its European competitors. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to allow the Group to strengthen its liquidity position and to improve its financing structure.

The Bank’s capital management has a twofold aim: to maintain the levels of capitalization appropriate to the business targets in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

In the first quarter of the year, BBVA’s Annual General Meeting once more approved the “Dividend Option” program, to offer shareholders a wider range of remuneration on their shares. This mechanism also allows for the accumulation of capital through a higher proportion of retained earnings in the current year.

48	Business areas

In addition, March 30 marked the end of the period for voluntary conversion of Mandatory Subordinated Bonds issued in December 2011 as a result of an exchange of the preferred shares held by retail investors. The conversion was taken up by 27.84% of the issue (€3,430m), and as a result 158 million new shares were issued (3.2% of total Group shares). In conclusion, the current levels of capitalization ensure the Bank’s compliance with all of its capital objectives.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital ratios and ensure the stability of its income statement.

In the first quarter of the year, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks.

The foreign-exchange risk of the earnings expected in the Americas for 2012 is also strictly managed. In the first quarter, the impact of variations in exchange rates has been neutral on the income statement, and slightly positive on capital ratios.

For 2012 as a whole, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first quarter of 2012, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, this unit lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In the first quarter of 2012 it invested €21m and divested €68m.

As of March 31, 2012, the market value of the Holdings in Industrial & Financial Companies portfolio was €3,312m.

Corporate Activities	49

Other information:

Corporate & Investment Banking

Income statement

(Million euros)

	Corporate & Investment Banking
	1Q12	Δ%	Δ%(1)	1Q 11
Net interest income	416	13.6	12.6	366

Net fees and commissions	187	19.0	17.9	157
Net trading income	111	(51.1)	(51.6)	227
Other income/expenses	3	n.m.	n.m.	(7)

Gross income	717	(3.6)	(4.4)	744

Operating costs	(215)	4.6	3.4	(206)
Personnel expenses	(119)	(0.1)	(0.9)	(119)
General and administrative expenses	(94)	9.4	7.7	(86)
Depreciation and amortization	(3)	109.4	104.5	(1)

Operating income	502	(6.7)	(7.5)	538

Impairment on financial assets (net)	(60)	166.3	164.2	(23)
Provisions (net) and other gains (losses)	(4)	(35.9)	(38.8)	(6)

Income before tax	438	(14.0)	(14.7)	510

Income tax	(131)	(7.8)	(8.4)	(142)

Net income	307	(16.4)	(17.1)	368

Non-controlling interests	(28)	7.6	2.7	(26)

Net attributable profit	279	(18.3)	(18.7)	342

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking
	31-03-12	Δ%	Δ%(1)	31-03-11
Cash and balances with central banks	4,992	(0.6)	(6.4)	5,021
Financial assets	76,364	25.4	25.1	60,888
Loans and receivables	69,059	8.4	7.2	63,684
Loans and advances to customers	55,847	13.5	11.7	49,212
Loans and advances to credit institutions and other	13,212	(8.7)	(8.5)	14,473
Inter-area positions	13,044	(28.1)	(28.3)	18,153
Tangible assets	30	34.1	31.2	22
Other assets	2,501	62.0	58.2	1,544

Total assets/liabilities and equity	165,991	11.2	10.2	149,312

Deposits from central banks and credit institutions	65,930	43.4	42.6	45,965
Deposits from customers	42,886	(27.9)	(29.0)	59.486
Debt certificates	(108)	n.m.	n.m.	17
Subordinated liabilities	2,250	(5.3)	(5.6)	2,376
Inter-area positions	—	—	—	—
Financial liabilities held for trading	46,855	41.6	41.4	33,084
Other liabilities	4,070	(2.8)	(3.2)	4,186
Economic capital allocated	4,108	(2.1)	(3.4)	4,198

(1)	At constant exchange rates.

50	Business areas

C&IB highlights in the first quarter

•	Prioritization of prices over volumes.

•	Resilient operating income.

•	Several awards and recognitions received in the quarter.

Industry Trends

In the first quarter of 2012 activity in wholesale markets slowed compared with the same period of the previous year, with the number of transactions and volumes down. Equity markets were particularly hard hit.

Despite this situation, BBVA has maintained its level of earnings due to the Group’s differential model based, above all, on a strong relationship with its customers. This provides high quality and highly recurring earnings.

Activity

As of 31-Mar-2012, C&IB managed gross lending to customers of €56,592m. This figure is slightly lower than that at the close of 2011. The volume of customer funds was €48,951m, 4.2% above the figure for 31-Dec-2011. This means that the liquidity gap evolved favorably during the quarter.

Earnings

The cumulative gross income of C&IB to March was €717m, 3.6% down on the excellent figure for the first quarter of 2011, and 24.4% up on the fourth quarter of 2011. By geographical areas there was significant growth of 16.7% year-on-year in South America, and 2.5% in the United States.

Operating expenses were 4.6% above the figure for the first quarter of the previous year and show a very limited increase, despite the investments made in systems and growth plans in emerging economies. As a result, operating income was €502m, down 6.7% year-on-year, but up 41.0% quarter-on-quarter and despite the difficult environment, it shows great resilience.

The various business units in this area continue to show high asset quality, and thus a low NPA ratio, a high coverage ratio and loan-loss provisions that represent 12% of operating income. The net attributable profit for the quarter was €279m, down 18.3% on the figure for the first quarter of 2011, but up 25.1% on the fourth quarter.

Highlights

The main transactions carried out by the different C&IB departments and the highlights of the first quarter of 2012 are summarized below:

Corporate Finance consolidated its leading position in the M&A market in Spain and Portugal, where it acted as adviser in 3 deals closed in the quarter: the purchase of 15% of REN by Oman Oil; the sale of Torre Picasso to Ponte Gadea; and the sale of the activities in Germany of Grupo Alfonso Gallardo.

Equity Capital Markets led the fast-track placing of 5% of Repsol’s treasury stock and participated in the share capital increases with subscription rights of Banco Sabadell, Unicredit and Peugeot,

C&IB. Operating income

(Million euros at constant exchange rates)

(1)	At current exchange rates: -6.7%.

C&IB. Net attributable profit

(Million euros at constant exchange rates)

(1)	At current exchange rates: -18.3%.

Corporate & Investment Banking	51

all of them in Europe. In Latin America, notable transactions were the capital increase of Fibra Uno in Mexico, as well as the capital increases with subscription rights of the Chilean companies Sigdo Koppers and Quinenco; these have strengthened the unit’s positioning in the country’s equity markets.

Global Lending, which includes Project Finance, Structured Trade Finance and Corporate Lending, continues to be a global leader in Project Finance.

Within Project Finance in Spain there was strong participation in the renewable energy sector, with the close of a deal to finance 4 wind farms and the pioneering Borges hybrid thermal-solar and biomass plant. In France, it arranged finance for the new Tribunal de Grande Instance (Superior Court) in Paris, and a loan of €3,485m for the toll road concessionaire Eiffarie/APRR. BBVA received two awards from Infrastructure Investor magazine: “Global Infrastructure Bank of the Year” and “Infrastructure Bank of the Year in Europe.” In Mexico it financed the Soria wind farm (396 MW, the biggest in Latin America), 4 tankers for Pemex and the Nueva Italia-Apatzingan highway. In Colombia it closed finance for Reficar for $3,500m. In Asia it financed the Gunning 46 MW wind farm for the Acciona Group, and received “Deal of the Year 2011” awards for the “New Royal Adelaide Hospital” and “Mundaring Water Treatment Plant” deals.

Structured Trade Finance continues to support the export business of BBVA customers at global level, as shown by the closing of 20 deals for a total of €100m. Two more “Deal of the Year” awards were granted for the deals in 2011 with Reficar (Colombia), which involves various exporters from the United States, Sweden and Italy, and with Tupras (Turkey), with the participation of Tecnicas Reunidas as exporter. BBVA also received the “Best Trade Finance Bank in Latin America” award from Global Trade Review and “Best Trade Finance Provider” in Spain award from Euromoney.

Corporate Lending continues among the market leaders in this activity in Spain and Latin America. In Europe, it has carried out transactions with major groups such as ACS, FCC, Telefonica, Mapfre, Prosegur and ENEL. It continues to consolidate its presence in the United States, with major deals financing acquisitions, including El Paso and Colfax, and with public finance operations such as that for the City of Chicago.

Global Transactional Banking has successfully launched a solution that allows customers to authorize files when they use a global host-to-host connection, including SWIFT,

through a single signing device. They can use this as a communication channel for executing their financial operations with the Group. Another highlight is BBVA’s extension of its global recognition with the “Bank Ready” SWIFT certification for Argentina and Portugal and the launch in Spain of “BBVA net advance,” the new online channel accessible for non-customers. The relevant operations in Spain include: more than €300m of stable funds obtained by outsourcing treasury and securitization fund reserves from a variety of financial institutions; and the success of a request for proposal (RFP) to manage a major customer’s social insurance. This will involve recurring funds of more than €300m.

Global Markets continues to perform well in terms of customer revenue in all the geographical areas. In Spain, where revenue is up 2.6% year-on-year, there has been an outstanding revenue performance from institutional investors and corporates. By type of product, interest-rate and exchange-rate products performed particularly well. BBVA continues to be the market leader in equity brokerage, with a market share of 13.6% as of March 2012, 4.5 percentage points above its nearest competitor.

In Eurasia, revenue from customers increased significantly, with a particularly notable performance by revenue from global public finance. By product, interest-rate products performed well, and lending products grew at a good rate.

In Latin America revenue from customers was also stable, while trading income increased. By type of product, interest-rate and exchange-rate products had the biggest revenue and biggest growth rates in Mexico. In contrast, lending and exchange-rate products performed best in South America, where interest-rate products still account for the biggest proportion. All the trading floors in the region had better results than in the same period in 2011, particularly in Peru, where there was a notable rise. For the first time, BBVA was leader in brokered volume in cash equity in the Mexican stock exchange in 2012, with a 10% market share. In addition, in Peru the equity research team took first place in the “Best Financial Institution in the Terms of Research” ranking organized by the Latin American Investor Relations Association (LIRA).

Finally, in the United States gross income improved, both from customer revenue and trading. Specifically, there has been a good performance in interest-rate and exchange-rate products. By type of customer, revenue from institutional investors remained stable, while corporate and retail revenue grew.

52	Business areas

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 - 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 62 01

E-mail:inversoresbbva@grupobbva.com

New York Office

1345 Avenue of the Americas, 45th Floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

108 Cannon Street, London EC4N 6EU

Telephone: +44 207 648 7671

Hong Kong Office

43/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 25, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer